SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

September / 2014

SUMMARY

QUARTERLY FINANCIAL INFORMATION		3
Statements of Financial Position		3
Statements of Income		5
Statements of Income – Turnover for the third quarter		6
Statements of Comprehensive Income		7
Statements of Comprehensive Income Turnover for the third quarter		8
Statements of Changes in Equity		9
Statements of Cash Flows		10
Statements of Added Value		12
NOTES TO THE QUARTELY FINANCIAL INFORMATION		14
1	General Information	14
2	Basis of Preparation	14
3	Significant Accounting Policies	15
4	Cash and Cash Equivalents	15
5	Bonds and Securities	16
6	Collaterals and Escrow Accounts	17
7	Trade Accounts Receivable	18
8	CRC Transferred to the State Government of Paraná	19
9	Accounts receivable related to the concession	20
10	Accounts receivable related to the concession extension	21
11	Other Receivables	21
12	Inventories	22
13	Income Tax, Social Contribution and Other Taxes	22
14	Judicial Deposits	25
15	Related parties	26
16	Investments	28
17	Property, Plant and Equipment	35
18	Intangible Assets	38
19	Payroll, Social Charges and Accruals	40
20	Suppliers	40
21	Loans and Financing	42
22	Debentures	48
23	Post-Employment Benefits	49
24	Customer Charges Due	51
25	Research and Development and Energy Efficiency	51
26	Accounts Payable related to concession - Use of Public Property	52
27	Other Accounts Payable	53
28	Provision for Contingencies	53
29	Equity	60
30	Operating Revenues	62
31	Operating Costs and Expenses	66
32	Financial Results	73
33	Operating Segment	74
34	Financial Instruments	78
35	Related Party Transactions	90
36	Insurance	94
37	Regulatory Assets and Liabilities	94
38	Law 12,973 of May 15, 2014	97
COMMENTS ON PERFORMANCE FOR THE PERIOD		98
GROUPS IN CHARGE OF GOVERNANCE		106
INDEPENDENT AUDITORS’ REVIEW REPORT		107

QUARTERLY FINANCIAL INFORMATION

Statements of Financial Position

as of September 30, 2014 and December 31, 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note		Parent Company		Consolidated
		09.30.2014	12.31.2013	09.30.2014	12.31.2013
CURRENT ASSETS
Cash and cash equivalents	4	166,731	10,410	1,790,122	1,741,632
Bonds and securities	5	151	186	557,174	389,222
Collaterals and escrow accounts	6	-	-	10,023	1,976
Trade accounts receivable	7	-	-	1,900,378	1,337,628
Dividends receivable	15.1	448,183	381,371	15,035	9,500
CRC transferred to the State Government of Paraná	8	90,773	85,448	90,773	85,448
Accounts receivable related to the concession	9	-	-	6,626	4,396
Accounts receivable related to the concession extension	10	-	-	293,467	352,161
Other current receivables	11	18,958	3,869	435,872	395,890
Inventories	12	-	-	142,061	139,278
Income Tax and Social Contribution	13.1	21,918	42,494	34,517	133,158
Other current recoverable taxes	13.3	-	-	111,779	70,013
Prepaid expenses	-	-	-	21,464	19,982
		746,714	523,778	5,409,291	4,680,284
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	135,075	120,536
Collaterals and escrow accounts	6	-	-	48,319	45,371
Trade accounts receivable	7	-	-	74,422	132,686
CRC transferred to the State Government of Paraná	8	1,247,170	1,295,106	1,247,170	1,295,106
Judicial deposits	14	273,689	272,115	726,254	675,225
Accounts receivable related to the concession	9	-	-	4,076,184	3,484,268
Accounts receivable related to the concession extension	10	-	-	160,218	365,645
Other noncurrent receivables	11	171	-	42,207	29,435
Income Tax and Social Contribution	13.1	182,250	169,717	196,424	197,659
Deferred Income Tax and Social Contribution	13.2	129,964	91,205	889,713	753,413
Other noncurrent recoverable taxes	13.3	-	-	161,985	124,498
Prepaid expenses	-	-	-	197	399
Receivable from related parties	15.1	192,478	64,815	128,867	-
		2,025,722	1,892,958	7,887,035	7,224,241

Investments	16	12,899,007	12,055,619	1,632,079	1,187,927
Property, Plant and Equipment, net	17	49	29	8,379,565	7,983,632
Intangible Assets	18	3,007	-	2,186,713	2,035,361

		14,927,785	13,948,606	20,085,392	18,431,161

TOTAL ASSETS		15,674,499	14,472,384	25,494,683	23,111,445

Notes are an integral part of this quarterly information

Statements of Financial Position

as of September 30, 2014 and December 31, 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note		Parent Company		Consolidated
		09.30.2014	12.31.2013	09.30.2014	12.31.2013
CURRENT LIABILITIES
Payroll, social charges and accruals	19	12,889	4,946	213,987	239,685
Payable to subsidiary	15.2	-	468,317	-	-
Suppliers	20	2,623	3,211	1,335,890	1,092,239
Income Tax and Social Contribution Payable	13.1	-	-	368,522	297,620
Other taxes due	13.3	20	25,481	263,722	300,731
Loans and financing	21	322,309	562,801	790,699	957,106
Debentures	22	41,237	-	464,856	57,462
Dividend payable	-	3,372	3,047	4,580	18,713
Post employment benefits	23	12	2	30,918	29,983
Customer charges due	24	-	-	23,986	37,994
Research and Development and Energy Efficiency	25	-	-	124,414	127,860
Accounts payable related to concession - Use of Public Property	26	-	-	52,936	51,481
Other accounts payable	27	19,342	16,432	162,774	137,011
		401,804	1,084,237	3,837,284	3,347,885
NONCURRENT LIABILITIES
Suppliers	20	-	-	32,925	50,121
Deferred Income Tax and Social Contribution	13.2	-	-	312,101	420,501
Other taxes due	13.3	684	40	81,567	68,402
Loans and financing	21	599,849	456,752	2,239,533	2,366,678
Debentures	22	994,646	-	2,156,894	1,150,483
Post employment benefits	23	18,333	2,169	989,863	937,249
Research and Development and Energy Efficiency	25	-	-	218,162	154,721
Accounts payable related to concession - Use of Public Property	26	-	-	425,833	420,293
Other accounts payable	27	-	-	231	233
Provision for contingencies	28	278,603	277,847	1,446,942	1,266,127
		1,892,115	736,808	7,904,051	6,834,808
EQUITY
Attributable to controlling shareholder's	29.1
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		904,472	983,159	904,472	983,159
Legal reserve		624,849	624,849	624,849	624,849
Profit retention reserve		3,897,833	3,897,833	3,897,833	3,897,833
Additional proposed dividends		-	235,498	-	235,498
Accumulated Profit		1,043,426	-	1,043,426	-
		13,380,580	12,651,339	13,380,580	12,651,339

Attributable to non-controlling interest	29.2	-	-	372,768	277,413

		13,380,580	12,651,339	13,753,348	12,928,752

TOTAL LIABILITIES & EQUITY		15,674,499	14,472,384	25,494,683	23,111,445

Notes are an integral part of this quarterly information

Statements of Income

for the nine-month periods ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
		09.30.2014	09.30.2013	09.30.2014	09.30.2013
OPERATING REVENUES	30	-	-	9,456,130	6,736,172
COST OF SALES AND SERVICES PROVIDED	31	-	-	(7,365,660)	(4,942,813)
GROSS PROFIT		-	-	2,090,470	1,793,359
Operational expenses / income
Selling expenses	31	-	-	(107,153)	(67,214)
General and administrative expenses	31	(92,350)	(33,475)	(386,180)	(357,743)
Other operational income (expenses)	31	(1,763)	27,806	(358,489)	(298,981)
Equity in earnings of investees	16.2	1,032,500	895,300	120,051	57,032
		938,387	889,631	(731,771)	(666,906)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		938,387	889,631	1,358,699	1,126,453

Financial results
Financial income	32	142,975	77,329	499,052	476,670
Financial expenses	32	(146,450)	(62,344)	(362,161)	(243,449)
		(3,475)	14,985	136,891	233,221

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		934,912	904,616	1,495,590	1,359,674

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13.4	-	-	(674,926)	(567,056)
Deferred	13.4	33,780	(6,118)	244,088	130,604
		33,780	(6,118)	(430,838)	(436,452)

NET INCOME		968,692	898,498	1,064,752	923,222
Attributed to controlling shareholders		-	-	968,692	898,498
Attributed to non-controlling interest	29.2	-	-	96,060	24,724

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	29.1	3.38091	3.13593	3.38091	3.13593
Class "A" Preferred shares	29.1	3.71917	3.44997	3.71917	3.44997
Class "B" Preferred shares	29.1	3.71901	3.44951	3.71901	3.44951
Notes are an integral part of this quarterly information

Statements of Income – Turnover for the third quarter

for the quarters ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS		Parent Company		Consolidated
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013	to 09.30.2014	to 09.30.2013
OPERATING REVENUES	-	-	3,286,884	2,254,630
COST OF SALES AND SERVICES PROVIDED	-	-	(2,670,941)	(1,717,600)
GROSS PROFIT	-	-	615,943	537,030
Operational expenses / income
Selling expenses	-	-	(40,176)	(22,567)
General and administrative expenses	(32,490)	(13,870)	(123,017)	(124,714)
Other operational income (expenses)	218	13,456	(146,700)	(99,757)
Equity in earnings of investees	260,031	263,427	35,469	25,062
	227,759	263,013	(274,424)	(221,976)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES	227,759	263,013	341,519	315,054

Financial results
Financial income	38,029	28,979	115,596	175,715
Financial expenses	(67,224)	(24,955)	(131,735)	(91,450)
	(29,195)	4,024	(16,139)	84,265

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	198,564	267,037	325,380	399,319

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	-	-	(126,155)	(128,316)
Deferred	21,073	(1,000)	34,221	1,948
	21,073	(1,000)	(91,934)	(126,368)

NET INCOME	219,637	266,037	233,446	272,951

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	0.76657	0.92852	0.76657	0.92852
Class "A" Preferred shares	0.84395	1.02163	0.84395	1.02163
Class "B" Preferred shares	0.84323	1.02137	0.84323	1.02137
Notes are an integral part of this quarterly information

Statements of Comprehensive Income

for the nine-month periods ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		09.30.2014	09.30.2013	09.30.2014	09.30.2013
NET INCOME FOR THE PERIOD		968,692	898,498	1,064,752	923,222
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities	29.1.2
Post employment benefits		(14,429)	-	-	(155,313)
Post employment benefits - equity		7,814	(102,507)	(1,709)	-
Taxes on other comprehensive income	29.1.2	4,906	-	-	52,806
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:	29.1.2
Financial investments		788	(5,795)	1,194	(8,779)
Investments		(216)	7,984	(216)	7,984
Other adjustments - subsidiary		(1,282)	-	(2,777)	-
Taxes on other comprehensive income	29.1.2	73	(2,715)	612	269
Total comprehensive income for the period, net of taxes		(2,346)	(103,033)	(2,896)	(103,033)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		966,346	795,465	1,061,856	820,189
Attributed to controlling shareholders				966,346	795,465
Attributed to non-controlling interest				95,510	24,724

Notes are an integral part of this quarterly information

Statements of Comprehensive Income Turnover for the third quarter for the quarters ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Parent Company			Consolidated
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013	to 09.30.2014	to 09.30.2013
NET INCOME FOR THE PERIOD	219,637	266,037	233,446	272,951
Other comprehensive income	(191)	(97,368)	(191)	(97,368)
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits	-	-	-	(155,313)
Post employment benefits - equity	-	(102,507)	-	-
Taxes on other comprehensive income	-	-	-	52,806
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale:
Financial investments	(111)	(283)	(168)	(428)
Investments	(121)	8,216	(121)	8,216
Other adjustments - subsidiary	-	-	-	-
Taxes on other comprehensive income	41	(2,794)	98	(2,649)
Total comprehensive income for the period, net of taxes
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	219,446	168,669	233,255	175,583
Attributed to controlling shareholders	-	-	219,446	168,669
Attributed to non-controlling interest	-	-	13,809	6,914

Notes are an integral part of this quarterly information

Statements of Changes in Equity

for the nine-month periods ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

		Attributable to Parent Company									Equity Consolidated
			Equity valuation adjustments		Profit reserves

	Note	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders’ equity	Attributable to non controlling interests (Note 29.2)
Balances as of January 1, 2014		6,910,000	1,238,955	(255,796)	624,849	3,897,833	235,498	-	12,651,339	277,413	12,928,752
Net Income for the period		-	-	-	-	-	-	968,692	968,692	96,060	1,064,752
Other comprehensive income
Losses on financial assets, net of taxes	29.1.2	-	-	(637)	-	-	-	-	(637)	(550)	(1,187)
Losses on actuarial liabilities, net of taxes	29.1.2	-	-	(1,709)	-	-	-	-	(1,709)	-	(1,709)
Total comprehensive income for the period		-	-	(2,346)	-	-	-	968,692	966,346	95,510	1,061,856
Realization of equity valuation adjustments	29.1.2	-	(76,341)	-	-	-	-	74,734	(1,607)	-	(1,607)
Deliberation of additional dividends proposed		-	-	-	-	-	(235,498)	-	(235,498)	-	(235,498)
Allocation proposed to GSM:
Dividends		-	-		-	-	-	-	-	(155)	(155)
Balances as of September 30, 2014		6,910,000	1,162,614	(258,142)	624,849	3,897,833	-	1,043,426	13,380,580	372,768	13,753,348
Notes are an integral part of this quarterly information

	Attributable to Parent Company
		Equity valuation adjustments		Profit reserves

	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders’ equity	Attributable to non controlling interests (Note 29.2)	Equity Consolidated
Balances as of January 1, 2013 - Stated	6,910,000	1,341,098	8,904	571,221	3,337,295	64,474	-	12,232,992	264,506	12,497,498
Actuarial adjustments - CPC 33 (R1) / IAS 19			(135,608)					(135,608)	-	(135,608)
Balances as of January 1, 2013 - Restated	6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net Income for the period	-	-	-	-	-	-	898,498	898,498	24,724	923,222
Other comprehensive income
Losses on financial assets, net of taxes	-	-	(526)	-	-	-	-	(526)	-	(526)
Losses on actuarial liabilities, net of taxes	-	-	(102,507)	-	-	-	-	(102,507)	-	(102,507)
Total comprehensive income for the period	-	-	(103,033)	-	-	-	898,498	795,465	24,724	820,189
Realization of equity valuation adjustments	-	(77,437)	-	-	-	-	77,437	-	-	-
Deliberation of additional dividends proposed	-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Allocation proposed to GSM:
Dividends	-	-		-	-	-	-	-	(1,128)	(1,128)
Balances as of September 30, 2013	6,910,000	1,263,661	(229,737)	571,221	3,337,295	-	975,935	12,828,375	288,102	13,116,477
Notes are an integral part of this quarterly information

Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company			Consolidated
		09.30.2014	09.30.2013	09.30.2014	09.30.2013
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		968,692	898,498	1,064,752	923,222
Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation	17.3	-	-	272,528	265,189
Amortization of intangible assets - concessions	18.1	-	-	184,042	169,783
Amortization of investments - concession right and authorization	18.1	-	-	565	565
Amortization of intangible assets - others	18.1	-	-	5,330	5,075
Unrealized monetary and exchange variations - net		34,506	27,676	238,927	11,245
Remuneration of accounts receivable related to concession	9.1	-	-	(45,210)	(22,756)
Equity in earnings of subsidiaries	16.2	(1,032,500)	(895,300)	(120,051)	(57,032)
Income tax and social contribution	13.4	-	-	674,926	567,056
Deferred income tax and social contribution	13.2.1	(33,780)	6,118	(244,088)	(130,604)
Provision for losses from accounts receivable	31.5	-	-	67,680	33,423
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	1,657	(624)
Provision (reversal) for legal claims	28.1	1,860	(24,867)	206,576	118,280
Provisions (reversals) for losses with depreciation of investments	16.2	(2,168)	-	(2,168)	-
Provision for post employment benefits	23.4	8,741	570	157,722	146,555
Provision for research and development and energy efficiency	25.2	-	-	84,022	58,940
Write off of accounts receivable related to concession	9.1	-	-	20,660	41,977
Write off of property, plant and equipment	17.3	-	-	2,460	9,523
Write off of intangible assets	18.1	-	-	3,908	14,561
Decrease (increase) in assets
Trade accounts receivable		-	-	(546,234)	97,130
Dividends and interest on own capital received		600,577	599,864	32,273	36,136
CRC transferred to the Government of the State of Paraná	8.1	129,058	-	129,058	122,309
Accounts receivable related to the concession extension	10.1	-	-	306,814	335,273
Judicial deposits		(1,574)	(141)	(51,029)	(25,290)
Other receivables		(15,260)	(82)	(53,408)	(115,766)
Inventories		-	-	(2,783)	(9,484)
Income tax and social contribution		8,043	(10,093)	99,883	(8,956)
Other current taxes recoverable		-	11	(70,704)	(11,894)
Related Parties		(128,867)	-	(128,867)	-
Prepaid expenses		-	-	(1,280)	(9,546)
Increase (decrease) in liabilities
Payroll, social charges and accruals		7,943	(396)	(25,699)	(59,834)
Suppliers		(588)	570	57,574	(299,725)
Income tax and social contribution paid		-	(3,251)	(604,024)	(412,163)
Other taxes		(24,817)	(21,652)	(23,844)	(54,294)
Loans and financing - interest due and paid	21.9	(94,068)	(71,865)	(217,300)	(290,045)
Debentures - interest due and paid	22.1	(6,028)	-	(76,260)	(38,728)
Post employment benefits	23.4	(6,996)	(574)	(104,173)	(109,196)
Customer charges due		-	-	(14,008)	(9,271)
Research and development and energy efficiency	25.2	-	-	(40,653)	(39,532)
Payable related to the concession - use of public property	26.1	-	-	(38,657)	(36,481)
Other accounts payable		8,960	(711)	25,761	56,418
Provisions for legal claims	28.1	(1,104)	-	(37,944)	(31,465)
NET CASH GENERATED FROM OPERATING ACTIVITIES		420,630	504,375	1,188,734	1,239,974
(continued)

Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company		Consolidated
		09.30.2014	09.30.2013	09.30.2014	09.30.2013
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		35	(8)	(192,292)	172,172
Receipt of loans to related parties		-	213,847	-	-
Additions Cutia - Net effect of acquired cash		-	-	(284)	-
Additions Nova Asa I - Net effect of acquired cash		-	-	-	(6,050)
Additions Nova Asa II - Net effect of acquired cash		-	-	-	(6,074)
Additions Nova Asa III - Net effect of acquired cash		-	-	-	(6,041)
Additions Nova Eurus IV - Net effect of acquired cash		-	-	-	(5,307)
Additions Santa Maria - Net effect of acquired cash		-	-	-	(17,762)
Additions Santa Helena - Net effect of acquired cash		-	-	-	(17,684)
Additions Ventos de Santo Uriel - Net effect of acquired cash		-	-	-	(6,601)
Additions in investments	16.2	(465,402)	(380,107)	(395,242)	(328,476)
Additions to property, plant and equipment	17.3	(20)	-	(609,528)	(255,684)
Additions to intangible assets related to the concession	18.1	-	-	(827,378)	(722,713)
Additions to intangible - concession and autorization rights	18.1	-	-	(34,834)	-
Customers contributions	18.1	-	-	127,673	115,104
Additions to other intangible assets	18.1	(14,832)	-	(19,824)	(279,465)
NET CASH USED IN INVESTING ACTIVITIES		(480,219)	(166,268)	(1,951,709)	(1,364,581)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	21.9	-	-	121,556	217,450
Issue of Debentures	22.1	1,000,000	-	1,372,753	203,000
Amortization of principal - loans and financing	21.9	(80,600)	-	(402,602)	(36,295)
Amortization of principal - debentures	22.1	-	-	(30,456)	-
Amortization of principal - liabilities with related parties		(468,317)	-	-	-
Dividends and interest on own capital paid		(235,173)	(183,435)	(249,786)	(186,949)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		215,910	(183,435)	811,465	197,206

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		156,321	154,672	48,490	72,599
Cash and cash equivalents at the beginning of the period	4	10,410	29,464	1,741,632	1,459,217
Cash and cash equivalents at the end of the period	4	166,731	184,136	1,790,122	1,531,816
CHANGE IN CASH AND CASH EQUIVALENTS		156,321	154,672	48,490	72,599

Notes are an integral part of this quarterly information

Additional information on cash flows

Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers		-	-	-	20,098

Statements of Added Value

for the nine-month periods ended September 30, 2014 and 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Income
Sale of energy, services and other income	-	-	11,523,566	8,475,024
Construction income	-	-	1,463,691	1,054,263
Other income	-	-	417	12,543
Allowance for doubtful debts	-	-	(67,680)	(33,423)
	-	-	12,919,994	9,508,407
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	3,803,156	2,591,329
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	413,594	329,958
Materials, supplies and third parties services	4,482	3,286	457,064	383,227
Natural gas and supplies for gas operations	-	-	1,346,696	283,138
Construction costs	-	-	1,256,035	924,095
Loss / Recovery of assets	-	-	27,028	75,223
Other supplies	13,966	(5,462)	255,035	175,197
	18,448	(2,176)	7,558,608	4,762,167
( = ) GROSS ADDED VALUE	(18,448)	2,176	5,361,386	4,746,240
( - ) Depreciation and amortization	565	566	462,465	440,612
( = ) NET ADDED VALUE	(19,013)	1,610	4,898,921	4,305,628
( + ) Transferred added value
Financial income	142,975	77,329	499,052	476,670
Results from investment interests	1,033,162	896,488	120,712	58,220
Other Income	-	-	70,832	147,668
	1,176,137	973,817	690,596	682,558
	1,157,124	975,427	5,589,517	4,988,186
(continued)

Statements of Added Value

for the nine-month periods ended September 30, 2014 and 2013 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	09.30.2014%		09.30.2013%		09.30.2014%		09.30.2013%
Personnel
Remuneration and fees	46,829		5,864		508,721		544,690
Private pension and health plans	8,741		570		157,722		146,555
Meal and education assistance	4,452		-		68,144		69,698
Social security charges - FGTS	3,774		582		40,787		43,655
Labor indemnities (reversals)	197		-		2,770		(1,665)
Profit sharing	1,734		-		31,174		28,910
Transfers to property, plant and equipment in progress	(2,998)		-		(18,032)		(42,156)
	62,729	5.4	7,016	0.7	791,286	14.2	789,687	15.8
Government
Federal	(18,684)		10,825		1,533,843		1,356,370
State	-		1		1,713,139		1,616,574
Municipal	-		-		2,953		2,905
	(18,684)	(1.6)	10,826	1.1	3,249,935	58.1	2,975,849	59.7
Third Parties
Interest and fines	144,250		59,086		451,525		268,329
Leasing and rent	137		1		22,899		24,848
Donations, subsidies and contributions	-		-		9,120		6,251
	144,387	12.5	59,087	6.1	483,544	8.7	299,428	6.0
Shareholders
Non controlling interests	-		-		96,060		24,724
Proposed dividends	-		-		-		-
Retained profits	968,692		898,498		968,692		898,498
	968,692	83.7	898,498	92.1	1,064,752	19.0	923,222	18.5
	1,157,124	100.0	975,427	100.0	5,589,517	100.0	4,988,186	100.0
Notes are an integral part of this quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the nine-month period ended September 30, 2014

All amounts expressed in thousands of Brazilian reais, unless otherwise state

1         General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America (NYSE EURONEXT) and Latibex - the Latin American arm of the Madrid Stock Exchange.

Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or Aneel), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas and water utility.

2         Basis of Preparation

2.1        Statement of compliance

The Company’s quarterly financial information includes:

i)      The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil; and

ii)    The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil.

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2013 which did not alter during the period has not been presented. Therefore, this quarterly information should be read together with the financial statements as of and for the year ended December 31, 2013, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Directors held on November 12, 2014.

2.2        Basis of measurement

The quarterly financial information was prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, financial assets available for sale measured at their fair values, and the interests in subsidiaries and jointly-controlled entities recognized in accordance with the equity accounting method.

2.3        Functional currency and presentation currency

The quarterly financial information is presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.4        Use of estimates and judgment

The preparation of quarterly financial information requires that the Company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present a significant effect over the values recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2013.

3         Significant Accounting Policies

Significant accounting policies used in preparing this quarterly information are consistent with those presented in Note 3 of the financial statements at December 31, 2013, available on the websites of CVM and Copel.

4         Cash and Cash Equivalents

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Cash and bank accounts	1,021	1,787	147,606	130,311
Financial investments w ith immediate liquidity	165,710	8,623	1,642,516	1,611,321
	166,731	10,410	1,790,122	1,741,632

The investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average of the variation of the Interbank Deposit.

5         Bonds and Securities

	Level		Parent Company		Consolidated
Category	Note 34.1	Index	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Securities available for sale
LFT	1	Selic	-	-	134,349	130,369
Committed Operation	2	Fixed rate	-	-	87,090	26,995
CDB	2	CDI	55	96	39,272	36,983
LTN	1	Fixed rate	-	-	14,113	63,663
LF Caixa	2	CDI	-	-	12,071	11,141
NTN - F	1	CDI	-	-	1,962	1,990
Quotas in Funds	1	CDI	96	90	99	90
			151	186	288,956	271,231
Securities held for trading
Quotas in Funds	1	CDI	-	-	127,438	93,529
Committed Operation	2	Fixed rate	-	-	92,555	24,164
LTN	1	Selic	-	-	87,748	60,800
LF	2	CDI	-	-	39,762	13,375
CDB	2	CDI	-	-	15,019	-
DPGE	2	CDI	-	-	10,415	38,433
Loan - Credit Operation ( Mutual )	2	IPCA	-	-	8,056	-
Debentures	2	CDI	-	-	7,453	3,215
LCA	2	CDI	-	-	7,141	-
Treasury	1	-	-	-	5,495	-
CRI	2	IGPDI	-	-	2,211	-
LFT	1	Selic	-	-	-	5,011
Derivatives	1	Future DI BMF	-	-	-	-
			-	-	403,293	238,527
			151	186	692,249	509,758
		Current	151	186	557,174	389,222
		Noncurrent	-	-	135,075	120,536

Copel and its subsidiaries hold bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 60 months, as from the reporting date. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees deposits/investments:

Consolidated	09.30.2014	12.31.2013
Exclusive funds
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	64,099	99,843
Exclusive funds of Copel Distribuição at Banco do Brasil	3	3
Exclusive funds of UEG Araucária at Banco do Brasil	172,806	113,546
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	91,133	124,946
	328,041	338,338
Guarantee
Guarantee for the ANEEL auction	25,417	374
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	71,425	118,647
Collaterals for financing facilities to build hydroelectric pow er plants HPPs and transmission lines - TLs	49,347	16,452
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental
Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	35,677	33,849
	181,866	169,322

6         Collaterals and Escrow Accounts

Consolidated		09.30.2014	12.31.2013
Collaterals and escrow accounts - STN (6.1)		48,319	45,371
Other		10,023	1,976
		58,342	47,347
	Current	10,023	1,976
	Noncurrent	48,319	45,371

6.1        Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	09.30.2014	12.31.2013
Customers
Residential	187,791	112,264	41,685	341,740	262,180
Industrial	162,666	26,049	17,435	206,150	170,320
Commercial	136,936	29,318	18,585	184,839	152,308
Rural	23,793	8,439	2,302	34,534	35,054
Public Entities	35,753	6,828	34,136	76,717	68,962
Public lighting	20,072	38	115	20,225	16,379
Public service	20,287	179	324	20,790	29,528
Unbilled	328,407	-	-	328,407	274,059
Energy installments plan	77,789	4,979	26,570	109,338	99,655
Low income subsidy - Eletrobras	18,511	-	-	18,511	25,415
State Government "Luz Fraterna" program (Note 15.1.1)	5,349	-	-	5,349	78,987
Other receivables	27,463	19,085	72,929	119,477	58,379
	1,044,817	207,179	214,081	1,466,077	1,271,226
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	78,714	1,065	6,833	86,612	106,060
Bilateral contracts	93,593	-	25	93,618	79,031
CCEE (7.1)	371,489	-	10,334	381,823	45,642
Quota system	45	2	-	47	-
Reimbursement to generators	-	-	1,256	1,256	1,256
	543,841	1,067	18,448	563,356	231,989
Charges from using transmission grid
Transmission grid	14,784	277	2,357	17,418	17,110
Basic netw ork and conection grid	16,369	421	1,587	18,377	14,668
	31,153	698	3,944	35,795	31,778
Telecommunications	9,502	5,470	35,739	50,711	40,279
Gas distribution	37,737	1,813	285	39,835	32,496
Allowance for doubtful accounts (7.2)	-	-	(180,974)	(180,974)	(137,454)
	1,667,050	216,227	91,523	1,974,800	1,470,314
Current	1,592,628	216,227	91,523	1,900,378	1,337,628
Noncurrent	74,422	-	-	74,422	132,686

7.1        Electricity Trade Chamber – CCEE

R$ 349,319 of the August and September 2014 installment balance refers to UEG Araucária. R$ 337,518 of the August and September 2014 financial settlement were received on October 07, 2014 and November 06, 2014, respectively. The remaining balance of the financial settlement for September is expected to be received by December, 2014.

7.2        Allowance for doubtful accounts

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1, 2014	(reversals)	of write offs	September 30, 2014
Customers, concessionaries
and permission holder
Residential	46,177	19,499	(9,287)	56,389
Industrial	35,031	11,594	(9,388)	37,237
Commercial	26,765	32,285	(4,444)	54,606
Rural	6,407	(5,023)	(276)	1,108
Public Entities	13,043	7,191	(1)	20,233
Public lighting	81	5	-	86
Public service	183	33	6	222
Concessionaries and permission holder	6,513	644	(105)	7,052
Telecommunications	3,254	787	-	4,041
	137,454	67,015	(23,495)	180,974

8         CRC Transferred to the State Government of Paraná

8.1        Changes in CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2014	85,448	1,295,106	1,380,554
Interest	65,491	-	65,491
Monetary variations	(202)	21,158	20,956
Transfers	69,094	(69,094)	-
Amortizations	(129,058)	-	(129,058)
Balance as of September 30, 2014	90,773	1,247,170	1,337,943

8.2        Maturity of noncurrent installments

Parent Company and Consolidated	09.30.2014
2015	23,713
2016	98,764
2017	105,332
2018	112,338
2019	119,809
After 2020	787,214
1,247,170

9         Accounts receivable related to the concession

9.1        Changes in accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities (a)	Consolidated
Balance as of January 1, 2014	4,396	5,577,735	(2,093,467)	3,488,664
Capitalization of intangible assets in progress	-	461,959	(70,712)	391,247
Transfers from current to noncurrent	27,497	(27,497)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(25,267)	-	-	(25,267)
Transfer to property, plant and equipment	-	(50)	-	(50)
Monetary variations	-	71,306	(34,345)	36,961
Remuneration	-	45,210	-	45,210
Construction income	-	166,705	-	166,705
Write off	-	(20,676)	16	(20,660)
Balance as of September 30, 2014	6,626	6,274,692	(2,198,508)	4,082,810

9.2        Electricity Rate Adjustment for Copel Distribuição

On June 24, 2014 Aneel (National Electric Energy Agency), issued Resolution 1,740, deciding on the Annual Electricity Rate Adjustment for Copel Distribuição. The authorized average electricity rate adjustment was 35.05%, of which 24.78% consists of an economic annual electricity rate adjustment, 6.00% relates to the financial components of the current electricity rate adjustment year and 4.27% consists of the withdrawal of financial components from the previous electricity rate adjustment year and does not include the financial component arising from the partial deferral of the 2013 rate adjustment index (R$ 275,910). If the prior cycle deferral were considered, according to Aneel's Technical Note 193/14, the average effect on consumers would be 39.71%.  On the same date, the Company asked Aneel for a suspension of the electricity rate adjustment, expecting for a deferral of the application of the authorized electricity rate adjustment index.

On July 22, 2014 Aneel granted the Company's request, approving a partial deferral of the average adjustment of 35.05%, authorizing the retroactive application of an average adjustment of 24.86% as from June 24, 2014 and a deferral of R$ 898,337 (including the partial deferral of the 2013 rate adjustment index, in the amount of R$ 275,910) to be included in the subsequent rate adjustments as a financial component, adjusted for inflation according to the General Market Price Index (IGP-M).

Moreover, Aneel approved the monthly amount of R$ 28,697 (Resolution 1,763/14) to be passed on to Copel Distribuição using funds from the CDE - Energy Development Account, in the period from June 2014 to May 2015 to fund electricity rate discounts as established by Decree 7,891 of January 23, 2013.

9.3        Commitments regarding transmission

Refers to commitments with suppliers of equipment and services related to the following projects:

Transmission Lines and Substations	Value
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	232,725
Contract 015/10 - Substation Cerquilho III	44,891
Contract 022/12 - TL 230 kV - Foz do Chopim - Salto Osorio C2 and Londrina Figueira	38,388
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	33,394
Contract 005/14 - TL 230 kV Bateias-Curitiba Norte and SE 230 kV Curitiba Norte	40,330
Contract 021/14 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	2,933

10      Accounts receivable related to the concession extension

10.1      Changes in the accounts receivable related to the concession extension

	Current	Noncurrent
	Assets	Assets	Consolidated
Balance as of January 1, 2014	352,161	365,645	717,806
Transfers from noncurrent to current	205,427	(205,427)	-
Amortization	(306,814)	-	(306,814)
Monetary variations	24,694	-	24,694
Remuneration	17,999	-	17,999
Balance as of September 30, 2014	293,467	160,218	453,685

11      Other Receivables

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Transfer CDE (11.1)	-	-	151,713	51,067
Services in progress (a)	15,838	3,226	120,539	94,000
Advance payments to suppliers (b)	6	6	95,151	122,311
Advance payments to employees	2,142	533	30,875	27,831
Advance for severance estate	-	-	15,562	40,403
Decommissioning in progress	-	-	6,073	10,980
Partnership in consortiums	-	-	102	25,540
Other receivables	1,143	104	58,064	53,193
	19,129	3,869	478,079	425,325
Current assets	18,958	3,869	435,872	395,890
Noncurrent assets	171	-	42,207	29,435

(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose, in compliance w ith the applicable regulations

(b) Refers to advances to suppliers provided on contractual clauses

11.1      Transfer CDE

The balance presented on September 30, 2014 consists of funds from the Energy Development Account - CDE to be transferred to Eletrobrás to cover the discounts on the electricity rates charged from the users of public distribution services, according to Authorizing Resolution 1,586 of August 13, 2013 and Authorizing Resolution 1,763 of July 22, 2014.

The balance as of December 31, 2013 consists of funds from the Energy Development Account - CDE to cover the discounts granted on electricity rates charged for public distribution services in the amount of R$ 21,042, according to Resolution 1,586 passed on August 13, 2013 and R$ 30,025 to offset costs resulting from exposure to the short-term market and the water risk. The balance was received on February 6, 2014 and regulated by Decree 7,945 of March 7, 2013.

12      Inventories

Consolidated
Operation / Maintenance	09.30.2014	12.31.2013
Copel Distribuição	101,559	96,866
Copel Geração e Transmissão	30,104	31,298
Copel Telecomunicações	9,623	10,046
Compagás	775	1,068
	142,061	139,278

13      Income Tax, Social Contribution and Other Taxes

13.1      Income Tax (IR) and Social Contribution (CSLL)

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Current assets
IR and CSLL paid in advance	21,918	42,494	320,487	375,722
IR and CSLL to be offset against liability	-	-	(285,970)	(242,564)
	21,918	42,494	34,517	133,158
Noncurrent assets
IR and CSLL paid in advance (a)	182,250	169,717	196,424	197,659
	182,250	169,717	196,424	197,659
Current liabilities
IR and CSLL due	-	-	654,492	540,184
IR and CSLL to be offset against asset	-	-	(285,970)	(242,564)
	-	-	368,522	297,620

a)     This amount is related to withholding income tax asset on loans between related parties that were liquidated, which are classified as noncurrent assets considering it long-term nature.

13.2      Deferred Income Tax and Social Contribution

13.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	September 30, 2014
Noncurrent assets
Tax losses and negative tax basis	913	34,663	-	35,576
Private pension and health plans	-	590	-	590
Effects of applying CPC 33 - R1	738	-	4,906	5,644
Provisions for legal claims	94,467	257	-	94,724
Provision for profit sharing	250	340	-	590
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	18,342	192	-	18,534
Provision for financing	4,085	(155)	-	3,930
Social security contributions - injunction on judicial deposit	14	219	-	233
Others	595	(189)	-	406
	120,882	35,917	4,906	161,705
(-) Noncurrent liabilities
Effects from applying CPC 38 - financial instruments	4,380	2,137	(73)	6,444
Provisions for negative goodw ill	25,297	-	-	25,297
	29,677	2,137	(73)	31,741
Net	91,205	33,780	4,979	129,964

Consolidated			Recognized in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2014	in income	income	September 30, 2014
Noncurrent assets
Tax losses and negative tax basis	9,713	33,432	-	43,145
Private pension and health plans	195,484	18,147	-	213,631
Effects from applying ICPC 01	69,582	(22,672)	-	46,910
Effects from applying CPC 33 - R1	132,523	-	-	132,523
Effects from applying CPC 38	579	-	(436)	143
Provisions for legal claims	375,336	51,924	-	427,260
Voluntary termination Program/retirement	1,316	(1,039)	-	277
Provision of Research and Development	66,766	19,289	-	86,055
Allow ance for doubtful debts	49,682	14,702	-	64,384
Amortization - concession	36,686	192	-	36,878
Provision for investment losses	355	-	-	355
Provision for tax losses	14,940	564	-	15,504
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,085	(155)	-	3,930
Provision for energy purchases	105,107	46,231	-	151,338
Provision for profit sharing	26,553	(16,577)	-	9,976
Social security contributions - injunction on judicial deposit	23,256	4,465	-	27,721
Others	6,053	7,164	-	13,217
	1,124,938	155,667	(436)	1,280,169
(-) Noncurrent liabilities
Effects from applying CPC 27	636,541	(38,069)	-	598,472
Effects from applying ICPC 01	115	1,316	-	1,431
Effects from applying CPC 38	7,276	2,049	(103)	9,222
Capitalization of financial charges	5,357	-	-	5,357
Deferment of capital gains	107,534	(50,937)	-	56,597
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	1,790	(2,780)	-	(990)
Others	8,116	-	(945)	7,171
	792,026	(88,421)	(1,048)	702,557
Net	332,912	244,088	612	577,612
Assets presented in the Statement of Financial Position	753,413			889,713
(-) Liabilities presented in the Statement of Financial Position	(420,501)			(312,101)
Net	332,912			577,612

13.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary. Deferred taxes on all other contingence provisions will be realized as judicial rulings are issued.

13.3      Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Current assets
Recoverable ICMS (VAT)	-	-	67,335	43,092
Recoverable PIS/Pasep and Cofins taxes	-	-	77,590	61,093
PIS/Pasep and Cofins to be offset against liabilities	-	-	(33,670)	(35,596)
Other recoverable taxes	-	-	524	1,424
	-	-	111,779	70,013
Noncurrent assets
Recoverable ICMS (VAT)	-	-	109,425	72,347
PIS/Pasep and Cofins taxes	-	-	52,470	51,653
Other recoverable taxes		-	90	498
	-	-	161,985	124,498
Current liabilities
ICMS (VAT) payable	-	-	227,833	184,369
PIS/Pasep and Cofins payable	-	25,400	60,423	79,291
PIS/Pasep and Cofins to be offset against assets	-	-	(33,670)	(35,596)
IRRF on JSCP	-	-	-	39,440
Other taxes	20	81	9,136	33,227
	20	25,481	263,722	300,731
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	684	40	81,567	68,402
	684	40	81,567	68,402

13.4      Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Income before IRPJ and CSLL	934,912	904,616	1,495,590	1,359,674
IRPJ and CSLL (34%)	(317,870)	(307,569)	(508,501)	(462,289)
Tax effects on:
Equity in income	351,050	301,171	40,817	19,391
Interest on capital	-	161	-	161
Dividends	201	134	201	134
Finam	432	-	432	-
Non deductible expenses	(13)	(15)	(4,866)	(2,353)
Tax incentives	(20)	-	5,446	8,233
Income and social contribution tax loss carry-forw ards	-	-	36,303	-
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(749)	-
Others	-	-	79	271
Current IRPJ and CSLL	-	-	(674,926)	(567,056)
Deferred IRPJ and CSLL	33,780	(6,118)	244,088	130,604
Effective rate - %	-3.6%	0.7%	28.8%	32.1%

14      Judicial Deposits

		Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Taxes claims	272,341	271,827	432,122	417,570
Labor claims	1,060	-	146,724	118,240
Civil
Suppliers	-	-	95,558	95,558
Civil	288	288	36,790	28,849
Easements	-	-	7,896	8,106
Customers	-	-	2,659	2,397
	288	288	142,903	134,910
Others	-	-	4,505	4,505
	273,689	272,115	726,254	675,225

15      Related parties

15.1      Receivable from related parties

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Controlling shareholders
State of Paraná (15.1.1)	128,867	-	128,867	-
	128,867	-	128,867	-
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	419,876	321,902	-	-
Copel Telecomunicações	14,604	21,585	-	-
Compagás	-	2,239	-	-
Elejor	-	28,718	-	-
Ventos de Santo Uriel	5	5
	434,485	374,449	-	-
Financing tranferred - STN
Copel Distribuição (15.1.2)	63,611	64,815	-	-
	63,611	64,815	-	-
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Dona Francisca Energética	-	85	-	85
Sanepar	5,677	-	5,677	-
Dominó Holdings	8,021	6,311	8,021	6,311
Costa Oeste	-	-	-	478
Marumbi	-	-	-	403
Transmissora Sul Brasileira	-	-	-	360
Caiuá	-	-	88	88
Integração Maranhense	-	-	227	227
Matrinchã	-	-	840	840
Guaraciaba	-	-	182	182
.	13,698	6,396	15,035	8,974
Other investments
Dividends and/or interests on own capital
Other investments	-	526	-	526
	-	526	-	526
	640,661	446,186	143,902	9,500
Current assets - Dividends receivable	448,183	381,371	15,035	9,500
Noncurrent assets	192,478	64,815	128,867	-

15.1.1     Luz Fraterna credit

At the 2065th Management Meeting held on September 10, 2013, Copel's C-level executives approved the transfer of the debt owed by the Parana State Government for the Luz Fraterna Program from Copel Distribuição S.A. to Copel. They also approved a change in procedures so that future debts originating from that government program are assumed by Copel.

On May 13, 2014 Aneel approved the transaction by issuing decision number 1,560. On May 31, 2014 a Credit Assignment Agreement was entered into, whereby the receivables held by Copel Distribuição from the Luz Fraterna account for the period from September 2010 to February 2014 were transferred to Copel. Late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) were also transferred, and the total amount reached R$ 115,696, with maturity on May 31, 2014. Copel in turn passed the same amount on to Copel Distribuição to settle overdue bills.

Under that agreement, Copel Distribuição will transfer receivables to Copel every six months, consisting of subsequent revenues earned and related late payment charges (fine of 2%, inflation adjustment using the IGP-M and monthly interest of 1%) referring to the Luz Fraterna Program which were not settled as from March 1, 2014. In this context, in September 2014, was transferred the amount of R$ 13.171.

Copel in turn is due to pass the same amount on to Copel Distribuição to settle overdue bills. If Copel defaults on its obligation to pass the funds on to Copel Distribuição, the amounts will be adjusted for inflation using the IGP-M applicable until the actual transfer.

Under the Credit Assignment Agreement Copel will issue a debt note against Parana State Government. An adjustment for inflation using the IGP-M and monthly interest of 1% will be applied to the amount due from the date the debt note is issued until its actual payment by the Parana State Government.

15.1.2     Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the parent company.

This financing was transferred bearing the same charges assumed by the Company and is reported separately, as a receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2      Payable to related parties

On December 31, 2013 the CRC payable balance, R$ 1,380,554, was transferred from Copel Distribuição (consolidated entity) to Copel (parent Company), as approved by Aneel, Order 4,222 dated December 11, 2013, as settlement of the loan of R$ 912,237. The remaining balance of R$ 468.317 was paid in three consecutive installments until May 12, 2014.

16      Investments

16.1      Business Combinations

16.1.1     Cutia Empreendimentos Eólicos SPE S.A

On March 11, 2014 the Company acquired from Galvão Participações S.A. 50.1% interest in Cutia Empreendimentos Eólicos SPE S.A., in which the Company used to have a 49.9% stake.

The acquisition of these wind farming companies fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The wind farm projects were evaluated according to the market multiples method for investment purposes.

The following data shows the breakdown of the consideration paid in exchange for a controlling stake in Cutia:

Compensation
Advance for future investment (Note 16.6.2)	5,327
Accounts payable	3,395
8,722

The amount of R$ 8,712 classified as an authorization right was allocated to the group of Investments in the individual balance of the parent company and to the group of intangibles in the consolidated balance sheet. The authorization right will be amortized from the date the enterprise starts operations until its maturity, on January 5, 2042.

	Percentage of	Percentage of
	share capital %	share capital %
	prior	acquired
03.11.2014	49.9%	50.1%	100.0%
Equity	5,258	5,280	10,538
Investments / Afac	536	539	1,075
Concession rights	5,809	2,903	8,712
	11,603	8,722	20,325

The initial interest held immediately before the acquisition date and the breakdown of the acquired assets and assumed liabilities, which correspond to their fair values, are shown below:

	Percentage of	Percentage of	Percentage of
	share capital %	share capital %	share capital %
	prior	acquired	actual
03.11.2014	49.90%	50.10%	100%
ASSETS	5,794	5,820	11,614
Current assets	113	113	226
Noncurrent assets	5,681	5,707	11,388
LIABILITIES	5,794	5,820	11,614
Current liabilities	-	1	1
Noncurrent liabilities	536	539	1,075
Investments / Afac	536	539	1,075
Equity	5,258	5,280	10,538

The operating expenses incurred by the acquired company as from the acquisition date, were included in the consolidated statement of profit or loss of September 2014.

16.1.2     São Bento Energia, Investimentos e Participações S.A.

On October 16, 2014 the Company acquired 100% of the shares of São Bento Energia, Investimentos e Participações S.A. from Galvão Participações S.A.. São Bento Energia, Investimentos e Participações S.A. holds corporate control over GE Olho D’Água S.A., GE Boa Vista S.A., GE Farol S.A. and GE São Bento do Norte S.A..

The acquisition of ownership control over this enterprise fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The acquisition was made in October 2014 and therefore in this quarter the balance of contributions made by September 30, 2014 remains recorded in the Advance for future investment account (note 16.6.1).

The following data shows the breakdown of the consideration paid in exchange for a controlling stake in São Bento:

Compensation
Advance for future investment (Note 16.6.1)	212,555
Reimbursement of the cash resulting from additional revenues on October 9, 2014	871
213,426

The Company is calculating the fair value of net assets acquired to allocate the acquisition price.

16.2      Changes in investments

Parent Company			Equity				Proposed
	Balance as of		valuation	Investiment /	Business		dividends		Balance as of
	January 1, 2014	Equity	adjustments	Afac	combinations	Amortization	and JCP	Other	September 30, 2014
Subsidiaries (16.3)
Copel Geração e Transmissão	6,796,817	986,804	4,563	-	-	-	(628,180)	-	7,160,004
Copel Distribuição	3,366,685	(177,562)	4,893	293,000	-	-	-	-	3,487,016
Copel Telecomunicações	352,939	42,996	855	16,000	-	-	-	-	412,790
Copel Renováveis	407	(3,995)	-	3,671	-	-	-	-	83
Copel Participações	407	(2,965)	-	2,352	-	-	-	-	(206)
UEG Araucária	140,352	63,385	-	-	-	-	-	-	203,737
Compagás	120,168	24,182	-	-	-	-	(160)	-	144,190
Elejor	50,412	22,023	(1,282)	-	-	-	-	-	71,153
Elejor - concession rights	16,779	-	-	-	-	(565)	-	-	16,214
Cutia	-	(338)	-	474	11,613	-	-	20,590 (a)	32,339
Cutia - concession rights	-	-	-	-	8,712	-	-	-	8,712
Nova Asa Branca I	10,864	2,036	-	-	-	-	-	-	12,900
Nova Asa Branca I - concession rights	51,659	-	-	3,320	-	-	-	-	54,979
Nova Asa Branca II	13,505	1,612	-	-	-	-	-	-	15,117
Nova Asa Branca II - concession rights	51,745	-	-	3,342	-	-	-	-	55,087
Nova Asa Branca III	14,678	977	-	-	-	-	-	-	15,655
Nova Asa Branca III - concession rights	49,948	-	-	3,394	-	-	-	-	53,342
Nova Eurus IV	10,857	786	-	-	-	-	-	-	11,643
Nova Eurus IV - concession rights	53,154	-	-	3,429	-	-	-	-	56,583
Santa Maria	31,029	549	-	29,700	-	-	-	-	61,278
Santa Maria - concession rights	26,813	-	-	2,608	-	-	-	-	29,421
Santa Helena	36,126	550	-	30,760	-	-	-	-	67,436
Santa Helena - concession rights	28,955	-	-	2,719	-	-	-	-	31,674
Ventos de Santo Uriel	14,288	1,115	-	-	-	-	-	-	15,403
Ventos de S. Uriel - concession rights	13,445	-	-	1,426	-	-	-	-	14,871
	11,252,032	962,155	9,029	396,195	20,325	(565)	(628,340)	20,590	12,031,421
Joint ventures (16.4)
Dominó Holdings	456,703	53,278	(3,316)	-	-	-	(6,804)	(279,116) (b)	220,745
Cutia	5,625	24	-	145	(5,794)	-	-	-	-
Cutia - concession rights	5,809	-	-	-	(5,809)	-	-	-	-
Voltália	-	(4)	-	51,242	-	-	-	-	51,238
Voltália - concession rights	-	-	-	11,693	-	-	-	-	11,693
	468,137	53,298	(3,316)	63,080	(11,603)	-	(6,804)	(279,116)	283,676
Associates (16.5)
Sanepar	-	6,621	-	-	-	-	(11,819)	279,116 (b)	273,918
Dona Francisca Energética	58,176	7,114	-	-	-	-	(13,271)	-	52,019
Foz do Chopim Energética	15,788	6,558	-	-	-	-	(7,155)	-	15,191
Sercomtel	-	(3,270)	-	3,270	-	-	-	-	-
Carbocampel	1,407	(3)	-	-	-	-	-	-	1,404
Dois Saltos	720	-	-	-	-	-	-	-	720
Copel Amec	182	7	-	-	-	-	-	-	189
Escoelectric	-	20	-	234	-	-	-	-	254
	76,273	17,047	-	3,504	-	-	(32,245)	279,116	343,695
Other investments
Finam	1,323	-	(1)	-	-	-	-	-	1,322
Finor	212	-	-	-	-	-	-	-	212
Investco S.A.	9,210	-	4	-	-	-	-	-	9,214
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-	-	14,868
Provision for loss - Nova Holanda	(6,981)	-	-	-	-	-	-	2,168 (c)	(4,813)
Advance w ith the purpose of future investment (16.6)	233,469	-	-	2,623	(5,327)	-	-	(18,210) (d)	212,555
Other investments	7,076	-	(219)	-	-	-	-	-	6,857
	259,177	-	(216)	2,623	(5,327)	-	-	(16,042)	240,215
	12,055,619	1,032,500	5,497	465,402	3,395	(565)	(667,389)	4,548	12,899,007
(a) Transfer of assets from Holding to Cutia
(b) Corporate restructuring of Dominó Holdings - notes number 16.4.1 and number 16.5.1
(c) Reversal of provision for loss
(d) Transfers of intangible (Note 18.1)

Consolidated			Equity			Proposed
	Balance as of		valuation	Investiment /	Business	dividends			Balance as of
	January 1, 2014	Equity	adjustments	Afac	combinations	and JCP	Other		September 30, 2014
Joint ventures (16.4)
Dominó Holdings	456,703	53,278	(3,316)	-	-	(6,804)	(279,116)	(a)	220,745
Cutia	5,625	24	-	145	(5,794)	-	-		-
Voltália	-	(4)	-	51,242	-	-	-		51,238
Costa Oeste	18,700	825	-	3,742	-	478	-		23,745
Marumbi	21,797	5,863	-	34,445	-	403	-		62,508
Transmissora Sul Brasileira	63,797	2,367	-	7,000	-	360	-		73,524
Caiuá	40,318	4,714	-	2,910	-	-	-		47,942
Integração Maranhense	85,378	905	-	2,917	-	-	-		89,200
Matrinchã	97,999	22,687	-	224,372	-	-	-		345,058
Guaraciaba	38,828	11,371	-	-	-	-	-		50,199
Paranaíba	17,850	1,643	-	35,035	-	-	-		54,528
Mata de Santa Genebra	-	(669)	-	27,304	-	-	-		26,635
	846,995	103,004	(3,316)	389,112	(5,794)	(5,563)	(279,116)		1,045,322
Associates (16.5)
Sanepar	-	6,621	-	-	-	(11,819)	279,116	(a)	273,918
Dona Francisca	58,176	7,114	-	-	-	(13,271)	-		52,019
Foz do Chopim	15,788	6,558	-	-	-	(7,155)	-		15,191
Sercomtel	-	(3,270)	-	3,270	-	-	-		-
Carbocampel	1,407	(3)	-	-	-	-	-		1,404
Dois Saltos	720	-	-	-	-	-	-		720
Copel Amec	182	7	-	-	-	-	-		189
Escoelectric	-	20	-	234	-	-	-		254
	76,273	17,047	-	3,504	-	(32,245)	279,116		343,695
Other investments
Finam	1,323	-	(1)	-	-	-	-		1,322
Finor	212	-	-	-	-	-	-		212
Investco S.A.	9,210	-	4	-	-	-	-		9,214
Nova Holanda Agropecuária S.A.	14,868	-	-	-	-	-	-		14,868
Provision for loss - Nova Holanda	(6,981)	-	-	-	-	-	2,168	(b)	(4,813)
Assets for future use	4,290	-	-	-	-	-	(2,638)	(c)	1,652
Advance w ith the purpose of future investment (16.6)	233,469	-	-	2,623	(5,327)	-	(18,210)	(c)	212,555
Other investments	8,268	-	(219)	3	-	-	-		8,052
	264,659	-	(216)	2,626	(5,327)	-	(18,680)		243,062
	1,187,927	120,051	(3,532)	395,242	(11,121)	(37,808)	(18,680)		1,632,079
(a) Corporate restructuring of Dominó Holdings - Note 16.4.1
(b) Reversal of provision for loss
(c) Transfers of intangible (Note 18.1)

16.3      Parent Company

			Percentage of share capital
09.30.2014	Headquarters	Main Activity	Copel	Copel GeT	Noncontrolling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication services	100.00	-	-
Copel Renováveis S.A.	Curitiba/PR	Production of electricity from w ind sources	100.00	-	-
Copel Participações S.A.	Curitiba/PR	Holdings of non-financial institutions	100.00	-	-
Nova Asa Branca I Energias Renováveis S.A. (a)	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.00	-	-
Nova Asa Branca II Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100.00	-	-
Nova Asa Branca III Energias Renováveis S.A. (a)	Parazinho/RN	Production of electricity from w ind sources	100.00	-	-
Nova Eurus IV Energias Renováveis S.A. (a)	Touros/RN	Production of electricity from w ind sources	100.00	-	-
Santa Maria Energias Renováveis S.A. (a)	Maracanaú/CE	Production of electricity from w ind sources	100.00	-	-
Santa Helena Energias Renováveis S.A. (a)	Maracanaú/CE	Production of electricity from w ind sources	100.00	-	-
Ventos de Santo Uriel S.A. (a)	João Câmara/RN	Production of electricity from w ind sources	100.00	-	-
Cutia Empreendimentos Eólicos SPE S.A. (a) (b)	São Paulo/SP	Production of electricity from w ind sources	100.00	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.00	60.00	20.00

(a) Pre-operating stage
(b) from March 11, 2014

16.3.1     Summarized financial statements of subsidiaries with non-controlling interest

09.30.2014	Compagás	Elejor	UEG Araucária

ASSETS	465,101	738,013	1,157,393
Current assets	163,244	61,857	756,579
Noncurrent assets	301,857	676,156	400,814
LIABILITIES	465,101	738,013	1,157,393
Current liabilities	121,433	121,764	132,529
Noncurrent liabilities	60,940	514,601	6,178
Equity	282,728	101,648	1,018,686
STATEMENT OF INCOME
Operating revenues	1,270,394	182,172	1,508,902
Operating costs and expenses	(1,198,774)	(80,852)	(1,098,254)
Financial results	1,411	(53,661)	13,634
Income tax and social contribution	(25,614)	(16,198)	(107,350)
Net income for the period	47,417	31,461	316,932
Total comprehensive income	47,417	31,461	316,932

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	16,236	63,641	150,461
Cash flow s from investiment activities	(53,013)	166	(168,317)
Cash flow s from financing activities	39,036	(71,481)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	2,259	(7,674)	(17,856)
Cash and cash equivalents at the beginning of the period	34,427	47,584	21,843
Cash and cash equivalents at the end of the period	36,686	39,910	3,987
CHANGE IN CASH AND CASH EQUIVALENTS	2,259	(7,674)	(17,856)

16.4      Joint ventures

				Percentage of
09.30.2014	Headquarters	Main activity	Equity + Afac	Copel	Copel GeT	Book value of share capital
Dominó Holdings S.A. (16.4.1)	Curitiba/PR	Interest in sew age treatment company	450,501	49.00	-	220,745
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	46,559	-	51.00	23,745
Marumbi Transmissora de Energia S.A. (a)	Curitiba/PR	Transmission of electricity	78,135	-	80.00	62,508
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	367,618	-	20.00	73,524
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	97,840	-	49.00	47,942
Integração Maranhense Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	182,040	-	49.00	89,200
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	Curitiba/PR	Transmission of electricity	704,199	-	49.00	345,058
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Curitiba/PR	Transmission of electricity	102,447	-	49.00	50,199
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	222,565	-	24.50	54,528
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	53,164	-	50.10	26,635
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	1	-	49.00	-
Voltalia São Miguel do Gostoso Participações S.A. (16.4.2) (a)	São Paulo/SP	Interests in companies	104,567	49.00	-	51,238

(a) Pre-operating stage

16.4.1     Dominó Holdings S.A.

At the Extraordinary Meeting held on March 28, 2014 shareholders of Dominó Holdings approved the redemption and cancellation of 150,431,809 common shares in the capital of Dominó Holdings. The full redemption of the shares of one of the shareholders and the resizing of the other shareholders' ownership interest caused Copel's share of the capital of Dominó Holdings to increase from 45% to 49%.

16.4.2     Voltália

On September 1, 2014, Copel acquired 49% of the shares of Voltalia São Miguel do Gostoso Participações S.A. The authorization right resulting from the acquisition, in the amount of R$ 11,693, will start to be amortized when the wind-farms of Voltalia's subsidiaries start business operations, which is expected for March 2015, and will continue until maturity, in April 2047.

16.4.3     Main groups of assets, liabilities and results of joint ventures

09.30.2014	Dominó (a)	Costa Oeste	Marumbi	Transmissora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira	Voltália
ASSETS	465,903	91,207	99,714	665,493	234,905	370,229	1,297,154	589,516	226,497	101,675	1	105,277
Current assets	28,304	3,380	3,995	27,117	25,711	25,572	38,695	11,730	25,281	59,592	1	16
Cash and cash equivalents	3,263	2,338	3,849	1,432	8,820	6,597	34,523	9,226	23,884	58,999	1	16
Other current assets	25,041	1,042	146	25,685	16,891	18,975	4,172	2,504	1,397	593	-	-
Noncurrent assets	437,599	87,827	95,719	638,376	209,194	344,657	1,258,459	577,786	201,216	42,083	-	105,261
.
LIABILITIES	465,903	91,207	99,714	665,493	234,905	370,229	1,297,154	589,516	226,497	101,675	1	105,277
Current liabilities	15,402	8,706	18,609	45,610	31,785	16,873	12,126	472,696	970	48,511	-	1
Financial liabilities	-	2,120	-	17,336	6,833	12,178	-	455,182	-	48,001	-	-
Other current liabilities	15,402	6,586	18,609	28,274	24,952	4,695	12,126	17,514	970	510	-	1
Noncurrent liabilities	-	38,281	36,481	272,265	111,219	225,020	1,038,732	14,373	2,962	20,000	-	18,616
Financial liabilities	-	-	-	246,950	74,745	122,268	545,068	-	-	-	-	709
Advance for future capital increase	-	2,339	33,511	20,000	5,939	53,704	457,903	-	-	20,000	-	17,907
Other noncurrent liabilities	-	35,942	2,970	5,315	30,535	49,048	35,761	14,373	2,962	-	-	-
Equity	450,501	44,220	44,624	347,618	91,901	128,336	246,296	102,447	222,565	33,164	1	86,660
.
STATEMENT OF INCOME
Net operating income	-	44,696	64,498	164,342	84,480	79,554	635,001	343,113	138,906	41,853	-	-
Operating costs and expenses	(4,072)	(40,933)	(55,587)	(139,063)	(68,783)	(67,778)	(639,120)	(345,525)	(140,975)	(43,524)	-	(8)
Financial results	(3,351)	(528)	584	(12,365)	(1,012)	(5,167)	76,081	35,802	11,560	337	-	-
Equity in income of subsidiaries	82,162	-	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	(1,619)	(2,167)	(1,078)	(5,066)	(4,763)	(25,662)	(10,185)	(2,785)	-	-	-
Profit (loss) for the year	74,739	1,616	7,328	11,836	9,619	1,846	46,300	23,205	6,706	(1,334)	-	(8)
Total comprehensive income for the period	74,739	1,616	7,328	11,836	9,619	1,846	46,300	23,205	6,706	(1,334)	-	(8)
(a) Balances adjusted to accounting practices

16.5      Associates

			Equity +	Percentage	Book value
	Headquarters	Main activity	Afac	of share	of share
09.30.2014				capital	capital
Cia. de Saneamento do Paraná - Sanepar	Curitiba/PR	Basic sanitation	3,592,276	7.6252	273,918
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	225,870	23.0303	52,019
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	42,469	35.77	15,191
Carbocampel S.A.	Figueira/PR	Coal exploration	2,866	49.00	1,404
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Electric Pow er	2,400	30.00	720
Copel Amec S/C Ltda.- em liquidação	Curitiba/PR	Services	394	48.00	189
Escoelectric Ltda.	Curitiba/PR	Services	636	40.00	254
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	-	45.00	-
(a) Pre-operating stage
(b) Investment reduced to zero in 2013 due to the impairment tests

16.5.1     Main groups of assets, liabilities and results of associates

09.30.2014	Sanepar (a)	Dona Francisca (a)	Foz do Chopim
ASSETS	7,156,117	255,483	47,223
Current assets	489,492	78,222	7,857
Noncurrent assets	6,666,625	177,261	39,366
LIABILITIES	7,156,117	255,483	47,223
Current liabilities	737,069	28,963	4,208
Noncurrent liabilities	2,826,772	650	546
Equity	3,592,276	225,870	42,469
STATEMENT OF INCOME
Net operating income	1,939,392	81,794	30,095
Operating costs and expenses	(1,444,988)	(40,044)	(10,820)
Financial income (expense)	(76,416)	5,028	81
Income tax and social contribution	(112,989)	(15,887)	(1,022)
Profit (loss) for the perios	304,999	30,891	18,334
Total comprehensive income for the period	304,999	30,891	18,334
(a) Balances adjusted to accounting practices

16.6      Advance for future investment

16.6.1     São Bento Energia, Investimentos e Participações S.A

In November 2011, was signed the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which controls GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A. Until July 31, 2013, the invested funds totaled R$ 77,886.

In December 2013, the agreement of sale and purchase of 50.1% of the remaining shares of São Bento Energia, in the amount of R$ 109,500, was signed. Until September 30, 2014, R$ 134,669 had been paid, R$ 112,056 referring to the adjusted value of the price negotiated, R$ 20,789 referring to reimbursement of the balance of cash and R$ 1,824 referring to reimbursement of the cash from additional revenue, as stipulated in the contract.

The conditions to conclude contracts were the approvals by Aneel, by the Brazilian Antitrust Authority - Cade and by the National Bank for Economic and Social Development - BNDES, a bank which finances investments in, the construction and exploration of wind farming projects held by subsidiaries. Annel and CADE have granted their approvals and the Company is waiting for BNDES to complete its approval procedure.

The shares of São Bento were transferred to Copel on October 16, 2014 upon BNDES's approval, according to note 16.1.2. The acquisition was made in October 2014 and therefore in this quarter the balance of contributions made by September 30, 2014 remains recorded in the Advance for future investment account.

17      Property, Plant and Equipment

17.1      PP&E by company

Consolidated		Accumulated			Accumulated
	Cost	depreciation	09.30.2014	Cost	depreciation	12.31.2013
In service
Copel	17	-	17	5	-	5
Copel Geração e Transmissão	12,476,320	(7,569,444)	4,906,876	12,483,418	(7,370,317)	5,113,101
Copel Telecomunicações	532,348	(328,033)	204,315	504,115	(312,251)	191,864
Elejor	595,067	(154,192)	440,875	594,856	(140,657)	454,199
UEG Araucária	686,678	(289,365)	397,313	685,801	(263,587)	422,214
Cutia	19	(16)	3	-	-	-
	14,290,449	(8,341,050)	5,949,399	14,268,195	(8,086,812)	6,181,383
In progress
Copel	32	-	32	24	-	24
Copel Geração e Transmissão	1,901,263	-	1,901,263	1,475,079	-	1,475,079
Copel Telecomunicações	212,274	-	212,274	174,113	-	174,113
Elejor	13,567	-	13,567	13,292	-	13,292
UEG Araucária	3,129	-	3,129	478	-	478
Cutia	41,520	-	41,520	-	-	-
Nova Asa Branca I	26,121	-	26,121	14,184	-	14,184
Nova Asa Branca II	27,533	-	27,533	12,135	-	12,135
Nova Asa Branca III	50,985	-	50,985	13,124	-	13,124
Nova Eurus IV	25,265	-	25,265	12,496	-	12,496
Santa Maria	49,546	-	49,546	36,013	-	36,013
Santa Helena	58,229	-	58,229	39,432	-	39,432
Ventos de Santo Uriel	20,717	-	20,717	11,894	-	11,894
	2,430,181	-	2,430,181	1,802,264	-	1,802,264
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)
	16,720,615	(8,341,050)	8,379,565	16,070,444	(8,086,812)	7,983,632

17.2      Asset by type of account – in service and in progress

Consolidated		Accumulated			Accumulated
	Cost	depreciation	09.30.2014	Cost	depreciation	12.31.2013
In service
Reservoirs, dams and aqueducts	7,618,902	(4,604,879)	3,014,023	7,618,902	(4,493,402)	3,125,500
Machinery and equipment	4,813,318	(2,662,792)	2,150,526	4,793,335	(2,551,632)	2,241,703
Buildings	1,520,079	(1,021,901)	498,178	1,519,516	(997,021)	522,495
Land	263,620	(4,531)	259,089	263,620	(2,481)	261,139
Vehicles	62,450	(38,343)	24,107	60,833	(33,884)	26,949
Furniture and tools	12,080	(8,604)	3,476	11,989	(8,392)	3,597
	14,290,449	(8,341,050)	5,949,399	14,268,195	(8,086,812)	6,181,383

In progress	2,430,181	-	2,430,181	1,802,264	-	1,802,264

Special liabilities	(15)	-	(15)	(15)	-	(15)
	16,720,615	(8,341,050)	8,379,565	16,070,444	(8,086,812)	7,983,632

17.3      Changes in Property, Plant and Equipment

		Property
	In service	In progress	Consolidated
Balance as of January 1, 2014	6,181,383	1,802,249	7,983,632
1st consolidation effect - subsidiaries (Note 16.1)	3	-	3
Investment program paid	-	609,528	609,528
Provision for contingences	-	11,471	11,471
Financial charges transferred to w orks cost	-	9,910	9,910
Fixed assets for projects	44,121	(44,121)	-
Transfers to accounts receivable related to the concession	50	-	50
Transfers of intangible assets (Note 18.1)	-	41,302	41,302
Depreciation quotas to profit and loss	(272,528)	-	(272,528)
Depreciation quotas - Pasep/Cofins credits	(1,343)	-	(1,343)
Write off	(2,287)	(173)	(2,460)
Balance as of September 30, 2014	5,949,399	2,430,166	8,379,565

17.4      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at the Aneel Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$ 1,041,155, in December 2013 was released the amount of R$ 840,106 as note 21.5

Unit One is expected to start operations on December 30, 2015 and units two and three are expected to start operations in February and April 2016, respectively.

The Colíder Hydroelectric Power Plant’s power output was sold at an Aneel auction at a final price of R$ 103.40/MWh, as of July 1, 2010, adjusted according to the variation of the IPCA inflation index to R$ 132.65/MWh as of September 30, 2014. A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture on September 30, 2014 totaled R$ 1,515,949.

Total commitments already assumed with suppliers of equipment and services in connection with the Colíder Hydroelectric Power Plant amounted to R$ 256,491 as of September 30, 2014.

17.5      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim River will be studied.

The expenditures on this project on September 30, 2014 totaled R$ 13,359.

17.6      Consórcio Empreendedor Baixo Iguaçu

On August 27, 2013 Copel Geração e Transmissão entered into a consortium with Geração Céu Azul S.A., with ownership percentage of 30% and 70%, respectively, to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with a minimum installed capacity of 350.20 MW, located in Rio Iguaçu, between the municipalities of Capanema and Capitão Leônidas Marques, and between UPP Governador José Richa and the Iguaçu National Park, in Paraná State, which runs on 3 Kaplan turbines. This consortium was named "Consórcio Empreendedor Baixo Iguaçu" - CEBI.

Unit 1 is expected to start generating energy for sale on December 14, 2016 and units 2 and 3 are expected to start generating energy for sale in February and April 2017, respectively.

As of September 30, 2014 the expenses incurred on this venture amounted to R$ 203,355.

18      Intangible Assets

Consolidated		Concession		Concession		Right to use
	and autorization rights			contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	09.30.2014
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	16,779	(1,632)	18,136	(8,087)	43	25,239
Copel Distribuição	-	-	3,623,550	(3,419,504)	-	-	-	204,046
Copel Distribuição - Special liabilities	-	-	(329,201)	292,965	-	-	-	(36,236)
Copel Telecomunicações	-	-	-	-	23,372	(12,242)	-	11,130
Compagás	-	-	247,522	(113,755)	5,269	(3,641)	-	135,395
Elejor	-	-	263,920	(75,726)	-	-	3,510	191,704
UEG Araucária	-	-	-	-	396	(253)	-	143
Concession Right - Elejor	22,626	(6,412)	-	-	-	-	-	16,214
Autorization Right - Cutia (16.1)	8,712	-	-	-	-	-	-	8,712
Autorization Right - Voltalia (16.4.2)	11,693	-	-	-	-	-	-	11,693
Autorization Right - Nova Asa I	54,979	-	-	-	-	-	-	54,979
Autorization Right - Nova Asa II	55,087	-	-	-	-	-	-	55,087
Autorization Right - Nova Asa III	53,342	-	-	-	-	-	-	53,342
Autorization Right - Nova Eurus IV	56,583	-	-	-	-	-	-	56,583
Autorization Right - S. Maria	29,421	-	-	-	-	-	-	29,421
Autorization Right - S. Helena	31,674	-	-	-	-	-	-	31,674
Autorization Right - Ventos S. Uriel	14,871	-	-	-	-	-	-	14,871
	338,988	(6,412)	3,822,570	(3,317,652)	47,173	(24,223)	3,553	863,997
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	338,988	(6,412)	3,822,570	(3,317,652)	47,173	(24,223)	3,574	864,018
In progress
Copel	-	-	-	-	-	-	3,007	3,007
Copel Geração e Transmissão	-	-	19,104	-	2,701	-	3,096	24,901
Copel Distribuição	-	-	1,382,711	-	-	-	-	1,382,711
Copel Distribuição - Special liabilities	-		(208,730)	-	-	-	-	(208,730)
Copel Telecomunicações	-	-	-	-	3,636	-	116	3,752
Compagás	-	-	115,505	-	-	-	-	115,505
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	46	46
Nova Asa Branca III	-	-	-	-	-	-	867	867
Nova Eurus IV	-	-	-	-	-	-	55	55
Santa Maria	-	-	-	-	-	-	443	443
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,308,590	-	6,337	-	7,768	1,322,695
								2,186,713
(a) Amortization over the concession period
(b) Annual amortization rate: 20%

Consolidated		Concession		Concession		Right to use
	and autorization rights			contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (a)	cost	amortization (a)	cost	amortization (b)	Other	12.31.2013
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	15,884	(732)	17,734	(6,108)	43	26,821
Copel Distribuição	-	-	3,664,119	(3,269,508)	-	-	-	394,611
Copel Distribuição - Special liabilities	-	-	(326,007)	256,417	-	-	-	(69,590)
Copel Telecomunicações	-	-	-	-	22,386	(9,280)	-	13,106
Compagás	-	-	239,239	(101,937)	5,221	(3,296)	-	139,227
Elejor	-	-	263,920	(69,141)	-	-	6,286	201,065
UEG Araucária	-	-	-	-	373	(206)	-	167
Concession Right - Elejor	22,626	(5,847)	-	-	-	-	-	16,779
Autorization Right - Cutia	5,809	-	-	-	-	-	-	5,809
Autorization Right - Nova Asa I	51,659	-	-	-	-	-	-	51,659
Autorization Right - Nova Asa II	51,745	-	-	-	-	-	-	51,745
Autorization Right - Nova Asa III	49,948	-	-	-	-	-	-	49,948
Autorization Right - Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Autorization Right - S. Maria	26,813	-	-	-	-	-	-	26,813
Autorization Right - S. Helena	28,955	-	-	-	-	-	-	28,955
Autorization Right - Ventos S. Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,329	1,003,714
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,847)	3,857,155	(3,184,901)	45,714	(18,890)	6,350	1,003,735
In progress
Copel Geração e Transmissão	-	-	17,209	-	1,940	-	2,531	21,680
Copel Distribuição	-	-	1,091,217	-	-	-	-	1,091,217
Copel Distribuição - Special liabilities	-		(154,965)	-	-	-	-	(154,965)
Copel Telecomunicações	-	-	-	-	2,032	-	85	2,117
Compagás	-	-	70,716	-	-	-	-	70,716
Nova Asa Branca I	-	-	-	-	-	-	44	44
Nova Asa Branca II	-	-	-	-	-	-	44	44
Nova Asa Branca III	-	-	-	-	-	-	190	190
Nova Eurus IV	-	-	-	-	-	-	42	42
Santa Maria	-	-	-	-	-	-	447	447
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	52	52
	-	-	1,024,177	-	3,972	-	3,477	1,031,626
								2,035,361
(a) Amortization over the concession period
(b) Annual amortization rate: 20%

18.1      Changes in intangible assets

			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2014	741,844	1,179,142	(69,590)	(154,965)	298,307	33,174	7,449	2,035,361
1st consolidation effect - subsidiaries (Note 16.1)	-	-	-	-	-	-	11,385	11,385
Investment program	-	827,378	-	-	34,834	-	19,824	882,036
Customers' financial participation	-	-	-	(127,673)	-	-	-	(127,673)
Aneel concession - use of public assets	-	2,790	-	-	-	-	-	2,790
Transfers of assets for future use	-	2,638	-	-	-	-	-	2,638
Transfer to investments (16.2)	-	-	-	-	-	-	18,210	18,210
Transfers to property, plant and equipment (NE nº 17.3)	-	-	-	-	-	-	(41,302)	(41,302)
Transfers to accounts receivable related to
the concession (9.1)	-	(461,959)	-	70,712	-	-	-	(391,247)
Transfers to intangible assets in service	31,293	(31,293)	(3,196)	3,196	-	1,461	(1,461)	-
Amortization of quotas - concession and autorization	(218,727)	-	34,685	-	(565)	(5,330)	-	(189,937)
Amortization of quotas - Pasep/Cofins credits	(10,721)	-	1,862	-	-	(4)	-	(8,863)
Write off	(2,535)	(1,376)	3	-	-	-	-	(3,908)
Adjustments to financial assets classified as available for sale	-	-	-	-	-	(2,777)	-	(2,777)
Balance as of September 30, 2014	541,154	1,517,320	(36,236)	(208,730)	332,576	26,524	14,105	2,186,713

19      Payroll, Social Charges and Accruals

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Social security liabilities
Taxes and social contribution	1,688	1,098	22,819	39,115
Social security charges on paid vacation and 13th salary	2,454	682	40,779	30,008
	4,142	1,780	63,598	69,123
Labor liabilities
Payroll, net	142	427	2,706	2,524
Vacation and 13th salary	6,865	2,005	115,880	84,071
Profit sharing	-	734	-	80,048
Profit sharing for the period	825	-	30,770	-
Voluntary redundancy	915	-	987	3,871
Assignments to third parties	-	-	46	48
	8,747	3,166	150,389	170,562
	12,889	4,946	213,987	239,685

20      Suppliers

Consolidated		09.30.2014	12.31.2013
Energy supplies		793,610	581,968
Materials and supplies		364,877	373,195
Natural gas for resale		108,743	51,502
Charges for use of grid system		84,431	72,151
Natural gas and supplies for the gas business - renegotiation Petrobras		17,154	63,544
		1,368,815	1,142,360
	Current	1,335,890	1,092,239
	Noncurrent	32,925	50,121

20.1      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA inflation index:

	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2007	2007 to 2014	37.49	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	52.05	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	45.01	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	49.88	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.01	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.01	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.60	11.30.2011	79.99
12th Auction-Product 2014 12M	01/01/2014 to 12/31/2014	328.91	12.17.2013	191.41
12th Auction-Product 2014 18M	01/01/2014 to 06/30/2015	19.49	12.17.2013	165.20
12th Auction-Product 2014 36M	01/01/2014 to 12/31/2016	162.86	12.17.2013	149.99
13th Auction-Product 2014-DIS	05/01/2014 to 12/31/2019	73.18	04.30.2014	262.00
13th Auction-Product 2014-QTD	05/01/2014 to 12/31/2019	187.22	04.30.2014	271.00
		971.71
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	25.10	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	40.88	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	69.87	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	65.01	12.16.2005	121.81
3rd Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	9.89	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	110.96	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.15	08.27.2009	144.60
		624.96
Structuring projects auction
Santo Antonio	2012 to 2041	91.71	12.10.2007	78.87
Jirau	2013 to 2042	210.42	05.19.2008	71.37
		302.13

21      Loans and Financing

Consolidated			Current liabilities		Noncurrent liabilities
	Principal	Charges	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Foreign currency
STN (21.1)	-	1,211	1,211	2,154	62,400	62,661
Eletrobrás	3	-	3	7	-	-
	3	1,211	1,214	2,161	62,400	62,661
Local currency
Banco do Brasil (21.2)	569,075	120,450	689,525	716,067	820,726	886,893
Eletrobrás (21.3)	49,439	9	49,448	49,329	93,603	130,427
Finep (21.4)	6,092	60	6,152	6,935	28,817	33,622
BNDES (21.5)	20,455	12,106	32,561	20,776	1,093,772	1,104,333
Banco do Brasil
Transfer BNDES (21.6)	11,369	430	11,799	11,838	140,215	148,742
Promissory notes	-	-	-	150,000	-	-
	656,430	133,055	789,485	954,945	2,177,133	2,304,017
	656,433	134,266	790,699	957,106	2,239,533	2,366,678

Parent Company			Current liabilities		Noncurrent liabilities
	Principal	Charges	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Foreign currency
STN (21.1)	-	1,211	1,211	2,154	62,400	62,661
Local currency
Banco do Brasil (21.2)	303,484	17,614	321,098	560,647	537,449	394,091
	303,484	18,825	322,309	562,801	599,849	456,752

21.1      Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.		Consolidated
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal	09.30.2014	12.31.2013
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	-	1,595
Par Bond	1	04.11.2024	Single installment	6.0% + 0.20%	17,315	37,799	37,385
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	25,812	25,835
						63,611	64,815
					Current	1,211	2,154
					Noncurrent	62,400	62,661
Company: Copel
Issue Date:
05.20.1998

Collateral:
Company’s centralized revenues account.
Deposited Collateral (Note 6.1): Discount Bond, in the amount of R$ 19,903 (R$ 18,700 in 12.31.2013), e Par Bond, in the amount of
R$ 28,416 (R$ 26,671 in 12.31.2013).
Note:
The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62.

21.2      Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2014 12.31.2013
Law 8,727/93 (a)	03.30.1994	240	03.01.2014	TJLPand IGP-M + 5.098%	28,178	-	66
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	168,521	311,286
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	199,906	184,735
CCB 21/11062X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	165,970	152,135
CCB 330600773 (e)	07.11.2014	3	11.07.2019	111.8% of average rate of CDI	116,667	117,307	-
NC 330600129 (f)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	-	30,156
NC 330600132 (g)	02.28.2007	1	02.28.2014	107.8% of average rate of CDI	231,000	231,637	238,591
NC 330600151 (h)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,304	18,718
NC 330600156 (i)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	-	14,821
NC 330600157 (j)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	-	38,439
NC 330600609 (k)	08.19.2011	2	07.21.2016	109.41% of average rate of CDI	600,000	608,606	614,013
						1,510,251	1,602,960
					Current	689,525	716,067
				Noncurrent		820,726	886,893
Company:
Copel Distribuição: (a) (b) (c) (d) (e)
Copel: (f) (g) (h) (i) (j) (k)
Annual installment
Along w ith the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
Together w ith the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016,
July 27, 2017 and July 27, 2018: (d)
Together w ith the data is the interest accrued on the installments, in the amount of R$ 38,889, falling due on July 11, 2017,
July 11, 2018 and July 11, 2019: (e)
Destination:
Private Credit Assignment Agreement w ith the Federal Government: (a)
Working capital: (b) (c) (d)
Only purpose of paying the debts: (e) (f) (g) (h) (i) (j) (k)
Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (b) (c)
Assignment of receivables: (d) (e)
Note:
On 02.28.2014, the additive correction and ratification of the NC 330600132 extended the maturity and changed the form of payment and financial charges. (f)

21.3      Eletrobrás - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2014	12.31.2013
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	58,561	83,362
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	11	12
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	325	376
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	125	142
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	160	179
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	69	77
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	43	47
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	2,086	2,846
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	14,544	17,286
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	52,637	59,357
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	13,554	14,798
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	936	1,274
						143,051	179,756
					Current	49,448	49,329
					Noncurrent	93,603	130,427
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

21.4      Finep

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2014	12.31.2013
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	286	1,147
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	137	547
21120105-00 (c)	05.17.2012	81	10.15.2020	4.00%	35,095	19,128	21,223
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	15,418	17,640
						34,969	40,557
					Current	6,152	6,935
					Noncurrent	28,817	33,622
Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)

Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)
Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited: (a) (b) (c)

21.5      BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	09.30.2014	12.31.2013
820989.1 (a)	03.17.2009	179	02.15.2012	01.15.2028	1.63% above TJLP	169,500	152,020	160,572
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	35,205	37,484
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	1,899	2,022
1220768.1 (d)	09.28.2012	192	08.15.2013	07.15.2029	1.36% above TJLP	73,122	68,849	67,259
13211061 (e)	12.04.2013	192	11.15.2015	10.15.2031	1.49% above TJLP	1,041,155	850,774	840,106
13210331 (f)	12.03.2013	168	09.15.2014	08.15.2028	1.49% and 1.89% above TJLP	17,644	17,586	17,666
							1,126,333	1,125,109
						Current	32,561	20,776
						Noncurrent	1,093,772	1,104,333
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid monthly after the first payment of the principal amount.
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Implementation of Cavernoso II SHP: (d)
Implementation of HPP Colíder and associated transmission system: (e)
Implementation of the 230/138kV Cerquilho III Substation: (f)
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project (a) and (d)
Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010), by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)
Statutory assignment of the rights under Concession Agreement 01/2011MME-HPP Colíder and statutory assignment under the electricity purchase and sale agreement (CCVEE) betw een Copel and Sadia S.A.: (e)
Statutory assignment of the rights under Public Electricity Transmission Service Concession Agreement 015/2010-ANEEL, betw een Copel and the federal government: (f)

21.6      Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Contracts	Date	installment	initial	final	(interest + commission)	Principal	09.30.2014	12.31.2013
21/02000-0	04.16.2009	179	02.15.2012	01.15.2028	2.13% above TJLP	169,500	152,014	160,580
							152,014	160,580
						Current	11,799	11,838
						Noncurrent	140,215	148,742
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts
for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

21.7      Breakdown of loans and financing by currency and index

Index and change in foreign currencies		Consolidated
	accumulated in the period (%)	09.30.2014%		12.31.2013%
Foreign currency
U.S. Dolar	4.63	63,614	2.10	64,822	1.95
		63,614	2.10	64,822	1.95
Local currency
TJLP	0.00	1,278,769	42.20	1,308,607	39.37
IGP-M	1.76	-	-	65	-
Ufir	0.00	84,489	2.79	96,394	2.90
Finel	0.35	58,562	1.93	83,361	2.51
CDI	7.19	1,510,252	49.84	1,752,895	52.74
TR	0.60	15,418	0.51	-	-
Without indexer	-	19,128	0.63	17,640	0.53
		2,966,618	97.90	3,258,962	98.05
		3,030,232	100.00	3,323,784	100.00
	Current	790,699		957,106
	Noncurrent	2,239,533		2,366,678

21.8      Maturity of noncurrent installments

	Parent Company			Consolidated
	Foreign	Local		Foreign	Local
09.30.2014	currency	currency	Total	currency	currency	Total
2015	-	-	-	-	30,420	30,420
2016	-	302,325	302,325	-	479,611	479,611
2017	-	82,348	82,348	-	281,044	281,044
2018	-	76,388	76,388	-	274,174	274,174
2019	-	76,388	76,388	-	216,102	216,102
After 2020	62,400	-	62,400	62,400	895,782	958,182
	62,400	537,449	599,849	62,400	2,177,133	2,239,533

21.9      Changes in loans and financing

	Foreign currency		Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2014	2,161	62,661	954,945	2,304,017	3,323,784
Funding	-	-	-	121,556	121,556
Charges	1,973	-	164,083	39,497	205,553
Monetary and exchange variations	(139)	(261)	37	(396)	(759)
Transfers	-	-	287,541	(287,541)	-
Amortization - principal	(736)	-	(401,866)	-	(402,602)
Amortization - interest	(2,045)	-	(215,255)	-	(217,300)
Balance as of September 30, 2014	1,214	62,400	789,485	2,177,133	3,030,232

21.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contracted loans which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts and/or fines.

At September 30, 2014 all contractual covenants had been complied with.

22      Debentures

	Issue	Number of	Maturity		Annual rate p.y.		Consolidado
Debentures	Date	installment	initial	final	(interest)	Principal	09.30.2014	12.31.2013
5th issue (a)	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,035,883	-
1st issue (b)	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,047,742	1,015,389
2nd issue (c)	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	162,090	192,556
1st issue (d)	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	42,885	-
1st issue (e)	06.10.2014	1	-	06.10.2015	100% CDI + Spread 0.90% p.y.	330,000	333,150	-
							2,621,750	1,207,945
						Current	464,856	57,462
						Noncurrent	2,156,894	1,150,483
Company:
Copel: (a)				Nova Asa Branca I (e)		Santa Maria (e)
Copel Distribuição: (b)				Nova Asa Branca II (e)		Santa Helena (e)
Elejor: (c)				Nova Asa Branca III (e)		Ventos de Santo Uriel (e)
Compagás: (d)				Nova Eurus IV (e)
Characteristics:
Simple debentures, single series, unconvertible, unsecured debenture, w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$ 1,000,000 (a and b) and R$ 203,000 (c)
notes w ere issued w ith a unit value of R$ 10, in quantity of 100,000 (a and b) and 20,300 (c)
Simple floating debentures, issued privately in a single series and not convertible into shares, in the amount of R$ 62,626 (d)
Securities w orth R$ 1 per unit w ere issued in the quantity of: 62,626 (d)
Simple, single series, unsecured and not convertible into shares debentures that are to be distributed in the market under restricted placement efforts, pursuant to CVM (Brazilian Securities and Exchange Commission) Instruction 476, in the minimum amounts of:
R$ 53,000 - N. Asa Branca I; R$ 58,000 - N. Asa Branca II; R$ 50,000 - N. Asa Branca III; R$ 30,000 - N. Eurus IV; R$ 50,000 - Santa Maria;
R$ 58,000 - Santa Helena; and R$ 31,000 - Ventos de Santo Uriel. (e)
Securities w ith a unit value of R$ 10,000.00 w ere issued in the amounts of: 5,300 - N. Asa Branca I; 5,800 - N. Asa Branca II;
5,000 - N. Asa Branca III; 3,000 - N. Eurus IV; 5,000 - Santa Maria; 5,800 - Santa Helena; 3,100 - Ventos Santo Uriel. (e)
The unit value of debentures w ill not be adjusted for inflation: (a) (b) (c) (d) (e)
Finance charges:
Interest paid half-yearly in May and November: (a)
Interest paid half-yearly in April and October: (b)
Interest paid monthly: (c)
Interest paid quarterly in March, June, September and December: (d)
Interest paid in a lump sum on maturity date: (e)
Allocation:
Working capital or used to make investments in the issuer: (a) and (b)
Full settlement of the loan agreement w ith Copel: (c)
Fund investment plan of the issuer: (d)
Redemption of promissory notes and investment in w ind farms: (e)
Collaterals:
Personal guarantee (a) (b) (c) (e)
Floating: (d)
Guarantor:
Copel: (b) (e)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (c)
Compagas: (d)
Trustee:
Pentágono: (a)
C&D Distribuidora de Títulos e Valores Mobiliários S.A.: (b) (c) (e)
BNDES Participações S.A. - BNDESPAR: (d)

22.1      Changes in debentures

			Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2014	57,462	1,150,483	1,207,945
Funding	330,000	1,042,753	1,372,753
Charges	150,654	(2,886)	147,768
Transfers	33,456	(33,456)	-
Amortization - principal	(30,456)	-	(30,456)
Amortization - interest and variation	(76,260)	-	(76,260)
Balance as of September 30, 2014	464,856	2,156,894	2,621,750

22.2      Contracts with clauses for anticipated maturity

Copel and your subsidiaries issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may allow early call of the debentures.

At September 30, 2014 all contractual covenants had been complied with.

23      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Unified Plan and Plan III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual's salary, and pension plan III is a Defined Contribution Plan - CD.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

		Parent Company		Consolidated
		09.30.2014	12.31.2013	09.30.2014	12.31.2013
Pension plan		12	2	157	5
Healthcare plan		18,333	2,169	1,020,624	967,227
		18,345	2,171	1,020,781	967,232
	Current	12	2	30,918	29,983
	Noncurrent	18,333	2,169	989,863	937,249

The amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Pension plan (CD)	4,083	-	35,802	42,806
Pension plan (CD) - management	375	510	843	607
Healthcare plan - post employment	1,735	-	76,626	57,611
Healthcare plan	2,192	-	30,997	32,046
Healthcare plan - management	60	60	105	71
	8,445	570	144,373	133,141

23.4      Changes in the post-employment benefits

			Consolidated
	Current	Noncurrent
Liabilities	liabilities	liabilities	Total
Balance as of January 1, 2014	29,983	937,249	967,232
Appropriation of actuarial calculation	-	76,606	76,606
Pension and healthcare contributions	81,116	-	81,116
Transfers	23,992	(23,992)	-
Amortizations	(104,173)	-	(104,173)
Balance as of September 30, 2014	30,918	989,863	1,020,781

23.5      Actuarial valuation pursuant to CPC 33 (R1)

The Company, in compliance with the CPC 33 (R1), opts to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 23 to the financial statements as of December 31, 2013.

24      Customer Charges Due

Consolidated	09.30.2014	12.31.2013
Global Reversal Reserve (RGR)	12,277	31,652
Energy Development Account (CDE)	11,709	6,342
	23,986	37,994

25      Research and Development and Energy Efficiency

25.1      Balance recognized to invest in R&D (Research and Development) and EEP (Energy Efficiency Program)

	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	09.30.2014	12.31.2013
Research and Development - R&D
FNDCT (a)	-	5,110	-	5,110	3,771
MME	-	2,554	-	2,554	1,887
R&D	37,457	-	167,220	204,677	171,928
	37,457	7,664	167,220	212,341	177,586
Energy efficiency program - EEP	46,335	-	83,900	130,235	104,995
	83,792	7,664	251,120	342,576	282,581
			Current	124,414	127,860
			Noncurrent	218,162	154,721

25.2      Changes in balances for R&D and EEP

	FNDCT	MME	R&D		EEP
	current	current	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2014	3,771	1,887	46,956	124,972	75,246	29,749	282,581
Additions	24,231	12,114	729	23,501	-	22,654	83,229
Performance agreement	-	-	-	-	-	793	793
Selic interest rate	-	-	133	11,357	-	5,136	16,626
Payments	(22,892)	(11,447)	-	-	-	-	(34,339)
Concluded projects	-	-	(2,971)	-	(3,343)	-	(6,314)
Balance as of September 30, 2014	5,110	2,554	44,847	159,830	71,903	58,332	342,576

26      Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP).

Consolidated				Current		Noncurrent
	Grants	Signature	Final	09.30.2014	12.31.2013	09.30.2014	12.31.2013
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	960	913	13,083	12,612
HPP Colider (b)	12.29.2010	01.17.2011	01.2046	1,276	118	17,828	17,091
SHP Cavernoso (c)	07.11.2013	07.11.2013	07.2018	37	35	85	101
SHP Apucaraninha (d)	07.11.2013	07.11.2013	07.2018	259	247	596	702
SHP Chopim I (e)	07.11.2013	07.11.2013	07.2015	47	55	1	26
SHP Chaminé (f)	07.11.2013	07.11.2013	07.2018	448	427	1,031	1,214
SHP Derivação Rio Jordão (g)	07.11.2013	02.24.2014	02.2019	223	-	611	-
Fundão - Santa Clara Hydroelectric
Energy Complex (h)	23.10.2001	25.10.2001	10.2036	49,686	49,686	392,598	388,547
				52,936	51,481	425,833	420,293
Company:
Copel Geração e Transmissão: (a) (b) (c) (d) (e) (f) (g)
Elejor: (h)

Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return:
5.65% p.y. (a)
7.74% p.y. (b) (c) (d) (e) (f) (g)
11.00% p.y. (h)
Payment to the federal government:
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 643 (51% of R$ 1,262), according to clause six of
Concession Agreement number 001/07: (a)
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 1,256, as from the date the hydroelectric power plant starts operations, according to clause six of Concession Agreement number 001/11: (b)
Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause fifth of Concession Agreement number 001/07,for a period of five years: (c) (d) (e) (f) (g)
Monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, from the sixth to the thirty-fifth year of concession or w hile the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01: (h)

Annual adjustment of installments for inflation:
Variation IPCA: (a) (b) (c) (d) (e) (f) (g)
Variation IGP-M: (h)

26.1      Change in Accounts Payable related to concession - Use of Public Property

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
Balance as of January 1, 2014	51,481	420,293	471,774
Aneel concession - use of public assets	215	2,575	2,790
Transfers from non-current to current liabilities	39,897	(39,897)	-
Payments	(38,657)	-	(38,657)
Monetary variation	-	42,862	42,862
Balance as of September 30, 2014	52,936	425,833	478,769

27      Other Accounts Payable

Consolidated		09.30.2014	12.31.2013
Financial compensation for use of w ater resources		24,455	22,952
Reimbursements to customer contributions		19,924	19,428
Public lighting fee collected		16,987	21,489
Customers		16,146	18,745
Pledges in guarantee		16,959	14,286
Consortium partners		19	3,003
Other liabilities		68,515	37,341
		163,005	137,244
	Current	162,774	137,011
	Noncurrent	231	233

28      Provision for Contingencies

28.1      Lawsuits with Likelihood of Losses deemed as probable

The Company and its subsidiaries are party to several claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated	Balance as of January 1, 2014	Additions	(-) Reversals	Construction cost	Additions to Property, Plant and Equipment in progress	Discharges	Balance as of September 30, 2014
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	-	-	243,131
Other taxes	44,108	2,439	-	-	-	(993)	45,554
	287,239	2,439	-	-	-	(993)	288,685
Labor	196,054	72,699	(406)	-	-	(5,205)	263,142
Employee benefits	94,809	31,595	(414)	-	-	(26,091)	99,899
Civil (28.1.2)
Suppliers (a)	64,775	-	(2,742)	-	-	-	62,033
Civil and administrative law (b)	197,838	59,402	(32)	-	-	(4,386)	252,822
Easements	10,639	9,974	-	-	-	(984)	19,629
Condemnation and real estate (c)	353,461	32,259	-	712	11,471	(285)	397,618
Customers	9,633	809	-	-	-	-	10,442
	636,346	102,444	(2,774)	712	11,471	(5,655)	742,544
Environmental claims	211	26	-	-	-	-	237
Regulatory (28.1.3)	51,468	967	-	-	-	-	52,435
	1,266,127	210,170	(3,594)	712	11,471	(37,944)	1,446,942

Parent Company	Balance as of January 1, 2014	Additions	Reversões	Discharges	Balance as of September 30, 2014
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	243,131
Others taxes	22,016	1,200	-	(984)	22,232
	265,147	1,200	-	(984)	265,363
Labor	-	365	-	(120)	245
Civil	390	327	(32)	-	685
Regulatory	12,310	-	-	-	12,310
	277,847	1,892	(32)	(1,104)	278,603

28.1.1     Tax claims

a)    Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from August 1995 to December 1996, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

Given the opinion of the federal tax authorities, the lack of case law precedent, the complexity and specifics of both facts and legal matter involved, the principal (5015930-53.2012.404.7000) of R$ 48,814 was rated as a probable loss and the interest and fine are subject to another proceeding (11453.720001/20011-23) and at September 30, 2014 amount to R$ 132,084, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from October 1998 to June 2001, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax. The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

Given the lack of law precedent, the complexity and specifics of both facts and legal matter involved, the principal of R$ 194,317 was rated as a probable loss and the interest and fine on said tax liability at September 30, 2014 amount to R$ 692,758, was classified as a possible risk of defeat, as the cases of defense are different for the principal and the charges

28.1.2     Civil claims

a)                Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of an arbitration proceeding with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue instalment values, as well as cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts monetary adjusted to September 30, 2014, which amounts to R$ 89,025. Of this amount, R$ 26,992 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,372 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration since it is appealed by Copel and by the Consórcio Salto Natal.

b)                Civil and administrative claims

Tradener Ltda.

Copel and Tradener Ltda. have several lawsuits about the energy marketing agreement they have entered into whereby Tradener committed itself to marketing all the purchasing surpluses and all guaranteed energy surpluses in the best conditions. Actual prices, quantities and terms will be set in electricity purchase and sales agreements, as follows: Class action number 37879/0000, filed at the First Public Treasury Court of Curitiba; Class action number 720/2001, filed at the First Public Treasury Court of Curitiba; Class action number 421/2003, filed at the Second Public Treasury Court of Curitiba; lawsuit seeking a declaratory judgment number 1583/2005, filed at the First Public Treasury Court of Curitiba; and lawsuit seeking a declaratory judgment and damages number 0000659-69.2006.8.16.0004, filed at the Second Public Treasury Court of Curitiba.

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction. Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - In this lawsuit, the principal amount of R$ 48,769 was considered likely as the charging of monetary restatement in the amount of R$ 22,520 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible. Sentence partially favorable to Copel was published on September 29, 2014. An appeal which suspends the execution of the lower court sentence was filed by Copel on August 25, 2014.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - In this lawsuit, the principal amount of R$ 24,521 was considered likely as the charging of monetary restatement in the amount of R$ 18,663 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this adjustment would not be charged, and it is classified as possible. Sentence partially favorable to Copel was published on September 29, 2014. A motion for clarification of the sentence was filed by Copel on October 15, 2014, and that caused an interruption in the flow of the term to file other appeals.

c)                Easements, condemnation and real estate

Ivaí Engenharia de Obras S.A.

A declaratory judgment established the right of Ivaí to claim credits that it was entitled to from Copel Geração e Transmissão as a consequence of carrying out agreement D-01, whose subject matter was the work of deviating the course of Jordão river, as a compensation for the financial imbalance of the contract. According to this decision, Ivaí filed a collection lawsuit and a decision was given ordering the payment of the historical amount of R$ 180,917, dated October 31, 2005, to be adjusted for inflation using the National Consumer Price Index (INPC) and the IGP-DI (General Price Index) and late payment fine of 1% per month as from that date, in addition to lawyers' fees equivalent to 3.2% of the damages awarded by the court.

Copel filed a lawsuit seeking to reverse a final judgment by claiming that the agreement does not have a financial imbalance and to annul the calculation made by the legal expert who used wrong standards to determine damages, because the legal expert applied interest rates in duplicate (SELIC - Central Bank overnight rate plus interest). Although the Court of Appeals ruled out the claim that interest rates were applied in duplicate according to the preparation of an expert examination, it did not analyze the reasons given on the appeal showing that the calculation included in the expert report was wrong.

In June 2013, a decision favorable to Copel was given by the higher court on writ of certiorari 1.096.906 .

Before the decision on the writ of certiorari, the Company conducted a detailed review of the case at the end of 2011 and decided to recalculate the amount to be provided for from R$ 125,000 to  R$ 338,733. Therefore, the amount currently accrued reflects the Company's expectations about a possible unfavorable outcome of the lawsuit.

Moreover, the accumulation of SELIC and late payment interest is possible according to previous court decisions, and for that reason the difference between the amount considered as probable and the total possible damages on September 30, 2014, i.e. R$ 281,036, is considered to be a possible risk.

A temporary execution was brought by Ivaí, and Copel obtained an injunction at the Higher Court of Justice suspending the execution. After a decision was rendered on the writ of certiorari filed in connection with the collection lawsuit, Ivaí required the measure to be revoked, which was challenged by Copel, so that suspension would be maintained until a final decision was rendered on subsequent appeals. The Higher Court of Justice decided that there was no more subject matter of the lawsuit and for that reason Copel filed an interlocutory appeal, which was denied. Copel's motion for clarification of the judgment has not been decided on. Ivaí resumed temporary execution and Copel challenged the execution. The judge rendered a decision on February 28, 2014 establishing that the challenge had no grounds and a term of 30 days for a full deposit of R$ 538,209 to secure the enforcement of the judgment, i.e. the deadline of March 28, 2014.  Considering this decision made on the temporary execution proceedings, Copel did not make a court deposit, but on March 10, 2014 filed interlocutory appeal 1199139-2 with the state of Paraná's Court of Appeals (TJ-PR). On March 21, 2014, the reporting judge's preliminary decision on the interlocutory appeal was published ordering a suspension of the enforcement of the lower court judgment and of execution proceedings until the interlocutory appeal filed by Copel is judged on its merits by the state of Paraná's Court of Appeals.

On September 16, 2014 justices of the Fourth Civil Panel of state of Parana's Court of Appeals heard appeal 1199139-2 and denied it, in other words rendered a decision unfavorable to Copel.

On October 7, 2014 a motion for clarification of the Court of Appeals' decision was filed to reinforce the request for suspending Ivai's temporary execution, to raise questions about the issue and about statutory/constitutional provisions and to avoid a final judgment to be passed barring relitigation.

On November 5, 2014 justices of the Fourth Civil Panel of state of Parana's Court of Appeals voted on Copel's motion for clarification and rejected it, in other words rendered a decision unfavorable to Copel.

Temporary execution has not yet been carried out to date.

Sérgio Bermudes law firm, hired to defend the Company in the Ivaí case at higher courts, filed an injunction on October 28, 2014 at the Higher Court of Justice to suspend Ivaí's temporary execution until Copel's second motion for clarification of the decision rendered on writ of certiorari number 1.096.906 filed at the Higher Court of Justice is judged.

Copel is currently waiting for a decision on the motion filed with the Higher Court of Justice for clarification of the judgment with respect to the difference of amounts arising from the application of the SELIC (Central Bank overnight rate) for inflation adjustment purposes plus the late payment interest applied under the expert report.

28.1.3     Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of        R$ 40,425 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which Aneel Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a provision for these amounts, since Copel would be required to pay off the amounts due.

28.2       Main lawsuits with losses deemed as possible

Consolidated	09.30.2014	12.31.2013
Tax (28.2.1)	1,475,809	1,384,115
Labor	528,930	342,887
Employee benefits	103,443	97,979
Civil (28.2.2)	726,358	1,006,786
Regulatory	64,523	56,193
	2,899,063	2,887,960

Detailing the main claims

28.2.1     Tax claims

a)    Administrative Proceeding 11453.720001/2011-23

Deriving from the Tax for Social Security Financing (Cofins) Cancelation Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000). Administrative Proceeding 10980720458/2011-15 also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 824,842, as of September 30, 2014. Additional information on this action has been described in Item 28.1.1.

b)    Fiscal Notification of Debt Record – NFLD no. 35.273.870-7

Fiscal requirements according with approximate value of R$ 181,014 on September 30, 2014, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution; and

c)    NFLD no. 35.273.876-6

Fiscal requirements with approximate value of R$ 48,662 on September 30, 2014, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

28.2.2     Civil claim

a)    Mineradora Tibagiana Ltda.

Indemnification lawsuit no. 166-53.2011.8.16.0122, whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS, which Copel Geração e Transmissão detains 51%. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. In the course of the proceeding Mineradora Tibagiana partially withdrew its initial petition, which led to a new initial indemnification amount of R$ 99,679, restated on September 30, 2014 and classified as possible.

b)    Ivaí Engenharia de Obras S.A.

Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel Geração e Transmissão. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 281,036 on September 30, 2014. Additional information of this process is described in Note no. 28.1.2-c.

c)    Franchise contracts for Copel branches/stores

Filing of 5 individual claims as a result of the 5 franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a subconcession, with transfer of the services provided and full pass-through of the fees, amongst other amounts.

In the case filed regarding the franchise of the Faxinal branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel appealed against the award of the Federal Regional Court of Region 4 - TRF4, which was ruled in favor of the Company in full on July 25, 2012. The plaintiff filed a special and extraordinary appeal, which was entertained by TRF4.

Company Management rated the amount of R$ 8,865 as a possible risk (corresponding to O&M and restated commercial charges). This plaintiff also filed a complaint before the STF, the entertainment of which was denied by Judge Marco Aurélio de Mello. The plaintiff filed a special appeal against the decision, which was denied, and then filed a motion for clarification, which is pending judgment

In the case filed regarding the franchise of the São José dos Pinhais, branch, the judge of the 4th Federal Court of Curitiba deemed the secondary petition to have grounds. Copel filed a motion for clarification, which is pending judgment. Company management rated the case as a possible risk of defeat, amounting to R$ 23,727 (corresponding to O&M and restated commercial charges).

29      Equity

29.1      Equity attributable to Parent Company

29.1.1     Capital

Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&'ESPA (a)	19,134,376	13.19	129,427	33.93	59,950,399	46.75	79,214,202	28.95
NYSE (b)	742,017	0.51	-	-	40,885,906	31.88	41,627,923	15.21
Latibex (c)	-	-	-	-	68,249	0.05	68,249	0.02
Municipalities	178,393	0.12	9,326	2.44	3,471	-	191,190	0.07
Other shareholders	118,147	0.08	242,756	63.63	39,116	0.04	400,019	0.15
	145,031,080	100.00	381,509	100.00	128,242,786	100.00	273,655,375	100.00
(a) São Paulo Stock, Commodities, and Futures Exchange
(b) New York Stock Exchange
(c) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of September 30, 2014, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,388,967
Class "A" preferred shares	381,509	11,445
Class "B" preferred shares	128,242,786	4,282,392
	273,655,375	7,682,804

29.1.2     Equity Valuation Adjustments

Changes in the equity valuation adjustments

	Parent Company	Consolidated
Balance as of January 1, 2014	983,159	983,159
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (a)	788	1,194
Taxes on the adjustments	-	(406)
Equity investments	(216)	(216)
Taxes on the adjustments	73	73
Adjustments for actuarial liabilities
Post employment benefits	(14,429)	-
Taxes on the adjustments	4,906	-
Post-Employment Benefits - equity in subsidiaries (a)	9,523	-
Post-Employment Benefits - equity in jointly controlled (a)	(1,709)	(1,709)
Realization of equity evaluation adjustments:
Cost assigned	-	(114,410)
Taxes on making adjustments	-	38,069
Deemed cost of property - equity in subsidiary (a)	(73,899)	-
Deemed cost of property - equity in jointly controlled (a)	(2,442)	-
Other adjustments:
Other adjustments - subsidiaries (a)	(1,282)	(2,777)
Taxes on other adjustments	-	945
Attributable to non-controlling interest	-	550
Balance as of September 30, 2014	904,472	904,472
(a) Equity in the parent company, net of taxes

29.1.3     Basic and diluted earnings per share

Parent Company	09.30.2014	09.30.2013
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	490,337	454,807
Class "A" preferred shares	1,419	1,317
Class "B" preferred shares	476,936	442,374
	968,692	898,498
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080
Class "A" preferred shares	381,537	381,742
Class "B" preferred shares	128,242,758	128,242,553
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Common shares	3.38091	3.13593
Class "A" preferred shares	3.71917	3.44997
Class "B" preferred shares	3.71901	3.44951

29.2      Change in equity attributable to non-controlling interest

Percentage of share capital	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2014	115,457	21,606	140,350	277,413
Dividends	(155)	-	-	(155)
Equity valuation adjustment	-	(550)	-	(550)
Results for the period	23,235	9,438	63,387	96,060
Balance as of September 30, 2014	138,537	30,494	203,737	372,768

30      Operating Revenues

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges (30.5)	Service tax (ISSQN)	Net revenues 09.30.2014
Electricity sales to final customers (30.1)	4,620,373	(400,778)	(1,109,734)	(37,490)	-	3,072,371
Electricity sales to distributors (30.2)	3,615,110	(314,300)	-	(61,875)	-	3,238,935
Use of the main distribution and transmission grid (30.3)	2,681,902	(251,754)	(661,755)	(119,669)	-	1,648,724
Construction revenues	971,996	-	-	-	-	971,996
Revenues from telecommunications	158,174	(7,627)	(28,040)	-	(324)	122,183
Distribution of piped gas	344,317	(31,628)	(40,302)	-	-	272,387
Other operating revenues (30.4)	174,523	(43,938)	-	-	(1,051)	129,534
	12,566,395	(1,050,025)	(1,839,831)	(219,034)	(1,375)	9,456,130

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges (30.5)	Service tax (ISSQN)	Net revenues 07.01.2014 to 09.30.2014
Electricity sales to final customers (30.1)	1,834,724	(160,454)	(428,148)	(16,892)	-	1,229,230
Electricity sales to distributors (30.2)	1,074,523	(98,093)	-	(18,317)	-	958,113
Use of the main distribution and transmission grid (30.3)	947,478	(88,409)	(227,765)	(43,888)	-	587,416
Construction revenues	345,437	-	-	-	-	345,437
Revenues from telecommunications	55,386	(2,703)	(9,667)	-	(125)	42,891
Distribution of piped gas	122,463	(49,866)	14,325	-	-	86,922
Other operating revenues (30.4)	51,387	(13,946)	-	-	(566)	36,875
	4,431,398	(413,471)	(651,255)	(79,097)	(691)	3,286,884

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges (30.5)	Service tax (ISSQN)	Net revenues 09.30.2013
Electricity sales to final customers (30.1)	3,736,398	(326,991)	(942,498)	(29,132)	-	2,437,777
Electricity sales to distributors (30.2)	1,671,490	(141,324)	-	(52,473)	-	1,477,693
Use of the main distribution and transmission grid (30.3)	2,442,909	(229,643)	(623,125)	(99,692)	-	1,490,449
Construction revenues	711,348	-	-	-	-	711,348
Revenues from telecommunications	134,845	(7,058)	(24,937)	-	(295)	102,555
Distribution of piped gas	353,817	(32,528)	(42,300)	-	-	278,989
Other operating revenues (30.4)	283,233	(44,533)		-	(1,339)	237,361
	9,334,040	(782,077)	(1,632,860)	(181,297)	(1,634)	6,736,172

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges (30.5)	Service tax (ISSQN)	Net revenues 07.01.2013 to 09.30.2013
Electricity sales to final customers (30.1)	1,340,980	(116,953)	(333,907)	(9,117)	-	881,003
Electricity sales to distributors (30.2)	462,097	(42,974)	-	(11,122)	-	408,001
Use of the main distribution and transmission grid (30.3)	814,978	(75,930)	(199,655)	(26,347)	-	513,046
Construction revenues	251,663	-	-	-	-	251,663
Revenues from telecommunications	47,211	(2,412)	(8,471)	-	(65)	36,263
Distribution of piped gas	130,925	(12,040)	(15,524)	-	-	103,361
Other operating revenues (30.4)	76,012	(14,241)	-	-	(478)	61,293
	3,123,866	(264,550)	(557,557)	(46,586)	(543)	2,254,630

30.1      Electric  sales to final customers by category

Consolidated	Gross income		Net income
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Residential	1,508,088	1,173,049	1,025,356	782,502
Industrial	1,687,611	1,438,706	1,113,797	926,022
Commercial, services and other activities	942,667	742,500	583,150	453,176
Rural	181,277	141,048	154,683	119,865
Public agencies	104,119	84,836	74,062	59,992
Public lighting	90,619	70,724	55,688	43,708
Public services	105,992	85,535	65,635	52,512
	4,620,373	3,736,398	3,072,371	2,437,777

Consolidated	Gross income		Net income
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013	to 09.30.2014	to 09.30.2013
Residential	584,449	426,138	397,257	287,533
Industrial	688,192	520,590	461,205	335,641
Commercial, services and other activities	373,366	258,286	234,124	159,586
Rural	67,682	48,254	57,660	41,086
Public agencies	41,752	31,173	29,919	22,222
Public lighting	36,940	26,369	22,620	16,242
Public services	42,343	30,170	26,445	18,693
	1,834,724	1,340,980	1,229,230	881,003

30.2      Eletric sales to distributors

Consolidated		Gross income
	09.30.2014	09.30.2013
Electric Energy Trading Chamber - CCEE	2,230,729	475,973
Bilateral contracts	860,389	626,397
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	523,749	568,269
Quota system	243	851
	3,615,110	1,671,490

Consolidated		Gross income
	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
Electric Energy Trading Chamber - CCEE	615,429	93,053
Bilateral contracts	285,643	222,944
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	173,316	145,249
Quota system	135	851
	1,074,523	462,097

30.3      Use of the main distribution and transmission grid

Consolidated	Gross income		Net income
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Residential	993,972	915,704	577,619	530,840
Industrial	507,799	467,141	287,863	259,831
Commercial, services and other activities	620,661	557,026	360,767	324,941
Rural	137,978	124,103	111,552	100,885
Public agencies	76,767	72,173	51,211	48,319
Public lighting	71,147	65,136	41,072	37,792
Public services	46,702	43,894	26,973	25,275
Free consumers	107,041	105,763	92,055	91,651
Basic Netw ork, BN connections, and connection grid	769	854	662	740
Operation and maintenance (O&M) revenues	77,748	67,548	62,685	50,300
Effective interest revenues	41,318	23,567	36,265	19,875
	2,681,902	2,442,909	1,648,724	1,490,449

Consolidated	Gross income		Net income
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013	to 09.30.2014	to 09.30.2013
Residential	344,380	308,123	200,962	183,302
Industrial	185,561	158,855	106,128	93,793
Commercial, services and other activities	215,162	181,316	126,155	109,226
Rural	44,964	39,272	36,207	32,244
Public agencies	26,996	24,754	18,090	16,931
Public lighting	25,756	22,834	14,604	13,420
Public services	16,229	14,303	9,398	8,475
Free consumers	38,516	33,430	33,023	29,225
Basic Netw ork, BN connections, and connection grid	275	255	237	222
Operation and maintenance (O&M) revenues	31,070	23,403	26,129	18,843
Effective interest revenues	18,569	8,433	16,483	7,365
	947,478	814,978	587,416	513,046

30.4      Other operating revenues

Consolidated	Gross income
	09.30.2014	09.30.2013
Reimbursement for unavailability of energy	79,353	62,894
Leases and rents (Note 30.4.1)	70,833	147,668
Revenues from services	16,266	50,096
Charged service	5,949	7,177
Other revenues	2,122	15,398
	174,523	283,233

Consolidated	Gross income
	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
Reimbursement for unavailability of energy	21,272	17,457
Leases and rents (Note 30.4.1)	21,833	39,617
Revenues from services	5,412	16,161
Charged service	2,080	2,325
Other revenues	790	452
	51,387	76,012

30.4.1     Revenue from leases and rentals

Consolidated	09.30.2014	09.30.2013
Equipment and facilities	64,216	57,812
Araucária Thermal Pow er Plant (a)	5,507	88,962
Facilities sharing	967	438
Real estate	143	456
	70,833	147,668

Consolidated	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
Equipment and facilities	21,563	18,792
Araucária Thermal Pow er Plant (a)	-	20,539
Facilities sharing	242	130
Real estate	28	156
	21,833	39,617

The Company has not identified any operating lease receivables which are non cancellable.

a)    TPP Araucária

In December 2006, UEG Araucária entered into an agreement for the lease of a power plant with Petróleo Brasileiro S.A. - Petrobras, which in turn entered into an operations and maintenance agreement with our subsidiary, Copel Geração e Transmissão, whereby the latter operated and maintained the power plant. Both agreements expired on January 31, 2014. Therefore, as from February 1, 2014, UEG Araucária is responsible for selling the electricity produced by TPP Araucária. This electricity is not sold under long-term agreements, but distributed in the spot market, as established by the National Electric System Operator (ONS).

30.5      Regulatory Charges

Consolidated	09.30.2014	09.30.2013
Research and Development and Energy Efficiency Programs - R&D and EEP	83,229	58,508
Energy Development Account (CDE)	96,789	60,276
Global Reversal Reserve (RGR)	39,016	44,705
Fuel Consumptuon Account (CCC)	-	17,808
	219,034	181,297

Consolidated	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
Research and Development and Energy Efficiency Programs - R&D and EEP	28,887	18,939
Energy Development Account (CDE)	35,884	19,649
Global Reversal Reserve (RGR)	14,326	7,998
Fuel Consumptuon Account (CCC)	-	-
	79,097	46,586

31      Operating Costs and Expenses

	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Consolidated 09.30.2014
Electricity purchased for resale (31.1)	(3,485,490)	-	-	-	(3,485,490)
Charges for the use of the main transmission grid (31.2)	(425,861)	-	-	-	(425,861)
Personnel and management (31.3)	(494,970)	(8,516)	(168,138)	-	(671,624)
Pension and healthcare plans (23)	(113,110)	(1,072)	(30,191)	-	(144,373)
Materials and supplies	(48,683)	(295)	(6,995)	-	(55,973)
Materials and supplies for pow er	(92,426)	-	-	-	(92,426)
Natural gas and supplies for the gas business	(1,060,586)	-	-	-	(1,060,586)
Third-party services (31.4)	(213,669)	(32,774)	(58,817)	-	(305,260)
Depreciation and amortization	(431,534)	(20)	(30,346)	(565)	(462,465)
Accruals and provisions (31.5)	-	(67,680)	-	(208,233)	(275,913)
Construction cost (31.6)	(971,733)	-	-	-	(971,733)
Other costs and expenses (31.7)	(27,598)	3,204	(91,693)	(149,691)	(265,778)
	(7,365,660)	(107,153)	(386,180)	(358,489)	(8,217,482)

	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Consolidated 07.01.2014 to 09.30.2014
Electricity purchased for resale (31.1)	(1,310,933)	-	-	-	(1,310,933)
Charges for the use of the main transmission grid (31.2)	(167,888)	-	-	-	(167,888)
Personnel and management (31.3)	(162,913)	(3,048)	(57,225)	-	(223,186)
Pension and healthcare plans (23)	(36,982)	(381)	(10,391)	-	(47,754)
Materials and supplies	(17,619)	(89)	(1,881)	-	(19,589)
Materials and supplies for pow er	(42,316)	-	-	-	(42,316)
Natural gas and supplies for the gas business	(359,280)	-	-	-	(359,280)
Third-party services (31.4)	(76,390)	(9,944)	(18,422)	-	(104,756)
Depreciation and amortization	(146,019)	(6)	(8,090)	(188)	(154,303)
Accruals and provisions (31.5)	-	(27,774)	-	(99,137)	(126,911)
Construction cost (31.6)	(345,170)	-	-	-	(345,170)
Other costs and expenses (31.7)	(5,431)	1,066	(27,008)	(47,375)	(78,748)
	(2,670,941)	(40,176)	(123,017)	(146,700)	(2,980,834)

	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Consolidated 09.30.2013
Electricity purchased for resale (31.1)	(2,349,726)	-	-	-	(2,349,726)
Charges for the use of the main transmission grid (31.2)	(281,864)	-	-	-	(281,864)
Personnel and management (31.3)	(547,768)	(6,909)	(156,753)	-	(711,430)
Pension and healthcare plans (23)	(102,667)	(809)	(29,665)	-	(133,141)
Materials and supplies	(45,649)	(631)	(5,080)	-	(51,360)
Materials and supplies for pow er	(20,328)	-	-	-	(20,328)
Natural gas and supplies for the gas business	(223,002)	-	-	-	(223,002)
Third-party services (31.4)	(232,719)	(29,843)	(44,432)	-	(306,994)
Depreciation and amortization	(401,556)	(37)	(38,453)	(566)	(440,612)
Accruals and provisions (31.5)	-	(33,423)	-	(115,301)	(148,724)
Construction cost (31.6)	(717,280)	-	-	-	(717,280)
Other costs and expenses (31.7)	(20,254)	4,438	(83,360)	(183,114)	(282,290)
	(4,942,813)	(67,214)	(357,743)	(298,981)	(5,666,751)

	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Consolidated 07.01.2013 to 09.30.2013
Electricity purchased for resale (31.1)	(833,546)	-	-	-	(833,546)
Charges for the use of the main transmission grid (31.2)	(102,689)	-	-	-	(102,689)
Personnel and management (31.3)	(171,366)	(2,309)	(50,783)	-	(224,458)
Pension and healthcare plans (23)	(36,389)	(309)	(10,745)	-	(47,443)
Materials and supplies	(14,418)	(189)	(1,356)	-	(15,963)
Materials and supplies for pow er	(5,847)	-	-	-	(5,847)
Natural gas and supplies for the gas business	(82,531)	-	-	-	(82,531)
Third-party services (31.4)	(79,752)	(9,751)	(18,415)	-	(107,918)
Depreciation and amortization	(134,920)	(13)	(13,079)	(188)	(148,200)
Accruals and provisions (31.5)	-	(11,276)	-	(5,329)	(16,605)
Construction cost (31.6)	(253,204)	-	-	-	(253,204)
Other costs and expenses (31.7)	(2,938)	1,280	(30,336)	(94,240)	(126,234)
	(1,717,600)	(22,567)	(124,714)	(99,757)	(1,964,638)

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Parent Company 09.30.2014
Personnel and management (31.3)	(67,050)	-	(67,050)
Pension and healthcare plans (23)	(8,445)	-	(8,445)
Materials and supplies	(353)	-	(353)
Third-party services	(4,129)	-	(4,129)
Depreciation and amortization	-	(565)	(565)
Accruals and provisions (31.5)	-	(1,860)	(1,860)
Other operating expenses	(12,373)	662	(11,711)
	(92,350)	(1,763)	(94,113)

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Parent Company 07.01.2014 to 09.30.2014
Personnel and management (31.3)	(20,309)	-	(20,309)
Pension and healthcare plans (23)	(2,615)	-	(2,615)
Materials and supplies	(189)	-	(189)
Third-party services	(1,653)	-	(1,653)
Depreciation and amortization	-	(188)	(188)
Accruals and provisions (31.5)	-	(144)	(144)
Other operating expenses	(7,724)	550	(7,174)
	(32,490)	218	(32,272)

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Parent Company 09.30.2013
Personnel and management (31.3)	(7,614)	-	(7,614)
Pension and healthcare plans (23)	(570)	-	(570)
Materials and supplies	(2)	-	(2)
Third-party services	(3,284)	-	(3,284)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (31.5)	-	27,184	27,184
Other operating expenses	(22,005)	1,188	(20,817)
	(33,475)	27,806	(5,669)

Nature of costs and expenses	General and administrative expenses	Other rev. (exp.), net	Parent Company 07.01.2013 to 09.30.2013
Personnel and management (31.3)	(2,457)	-	(2,457)
Pension and healthcare plans (23)	(219)	-	(219)
Materials and supplies	(1)	-	(1)
Third-party services	(705)	-	(705)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (31.5)	-	12,716	12,716
Other operating expenses	(10,488)	929	(9,559)
	(13,870)	13,456	(414)

31.1      Electricity purchased for resale

Consolidated	09.30.2014	09.30.2013
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	2,439,244	1,659,044
Electric Energy Trading Chamber - CCEE	1,676,997	460,365
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013	(1,157,617)	(264,202)
Itaipu Binational	546,591	450,096
Bilateral contracts	160,156	160,971
Program for incentive to alternative energy sources - Proinfa	137,785	125,055
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(317,666)	(241,603)
	3,485,490	2,349,726

Consolidated	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	940,863	540,229
Electric Energy Trading Chamber - CCEE	298,610	103,498
(-) Transfer CDE and ACR Account - Decrees 8,221/2014 and 7,945/2013	(95,616)	9,928
Itaipu Binational	191,846	164,942
Bilateral contracts	43,897	54,933
Program for incentive to alternative energy sources - Proinfa	46,356	41,668
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(115,023)	(81,652)
	1,310,933	833,546

31.2      Charges for the use of the main transmission grid

Consolidated	09.30.2014	09.30.2013
System usage charges – distribution	221,142	159,190
System usage charges – basic netw ork and connection	143,605	132,403
System Service Charges - ESS	52,995	286,155
(-) Transfer CDE - ESS - Decree 7,945 / 2013	-	(319,624)
Itaipu transportation charges	48,847	38,365
Charge reserve energy - EER	4,554	16,672
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(45,282)	(31,297)
	425,861	281,864

Consolidated	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
System usage charges – distribution	95,396	50,918
System usage charges – basic netw ork and connection	54,448	47,387
System Service Charges - ESS	17,337	589
(-) Transfer CDE - ESS - Decree 7,945 / 2013	-	(721)
Itaipu transportation charges	18,900	13,425
Charge reserve energy - EER	-	2,989
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(18,193)	(11,898)
	167,888	102,689

31.3      Personnel and Management Expenses

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Personnel
Wages and salaries	40,557	-	416,937	454,164
Social charges on payroll	14,788	-	148,759	158,042
Meal assistance and education allow ance	4,268	-	58,327	28,751
Provisions for profit sharing	1,734	-	30,977	60,838
Compensation - Voluntary termination Program/retirement	197	-	2,770	(1,665)
	61,544	-	657,770	700,130
Management
Wages and salaries	4,166	5,794	10,707	8,757
Social charges on payroll	1,091	1,750	2,760	2,443
Other expenses	249	70	387	100
	5,506	7,614	13,854	11,300
	67,050	7,614	671,624	711,430

	Parent Company		Consolidated
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
to 09.30.2014		to 09.30.2013	to 09.30.2014	to 09.30.2013
Personnel
Wages and salaries	12,559	-	141,027	140,472
Social charges on payroll	4,503	-	49,571	49,589
Meal assistance and education allow ance	1,285	-	19,410	(12,871)
Provisions for profit sharing	207	-	8,101	44,819
Compensation - Voluntary termination Program/retirement	-	-	585	(1,137)
	18,554	-	218,694	220,872
Management
Wages and salaries	1,380	1,911	3,533	2,824
Social charges on payroll	362	524	919	731
Other expenses	13	22	40	31
	1,755	2,457	4,492	3,586
	20,309	2,457	223,186	224,458

31.4      Third-party services

Consolidated	09.30.2014	09.30.2013
Maintenance of facilities	70,681	77,700
Maintenance of electrical system	69,260	56,376
Communication, processing and transmission of data	38,065	37,970
Authorized and registered agents	27,787	27,351
Meter reading and bill delivery	26,058	24,893
Consulting and audit	8,282	13,500
(-) PIS/Pasep/Cofins taxes on services from third-parties	(3,074)	(4,264)
Other services	68,201	73,468
	305,260	306,994

	07.01.2014	07.01.2013
Consolidated	to 09.30.2014	to 09.30.2013
Maintenance of facilities	26,833	28,058
Maintenance of electrical system	23,857	20,181
Communication, processing and transmission of data	10,779	13,748
Authorized and registered agents	10,250	8,560
Meter reading and bill delivery	7,779	8,213
Consulting and audit	2,524	3,164
(-) PIS/Pasep/Cofins taxes on services from third-parties	(1,185)	(1,188)
Other services	23,919	27,182
	104,756	107,918

31.5      Accruals and provisions

	Parent Company			Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Provisions for doubtful accounts	-	-	67,680	33,423
Provisions (reversals) for losses on taxes recoverable	-	-	1,657	(624)
Reserve (reversals) for risks
Tax	1,200	(7,853)	2,439	(9,227)
Labor	365	-	72,293	36,894
Employee benefits	-	-	31,181	57,177
Civil	295	(19,331)	99,670	35,826
Environmental	-	-	26	10
Regulatory	-	-	967	(4,755)
	1,860	(27,184)	206,576	115,925
	1,860	(27,184)	275,913	148,724

	Parent Company			Consolidated
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
to 09.30.2014		to 09.30.2013	to 09.30.2014	to 09.30.2013
Provisions for doubtful accounts	-	-	27,773	11,276
Provisions (reversals) for losses on taxes recoverable	-	-	840	(393)
Reserve (reversals) for risks
Tax	54	(12,740)	425	(12,507)
Labor	123	-	39,593	7,104
Employee benefits	-	-	18,672	-
Civil	(33)	24	39,487	15,859
Environmental	-	-	7	10
Regulatory	-	-	114	(4,744)
	144	(12,716)	98,298	5,722
	144	(12,716)	126,911	16,605

31.6      Construction cost

Consolidated	09.30.2014	09.30.2013
Materials and supplies	517,154	331,961
Third-party services	313,494	230,132
Personnel and management	94,208	76,152
Others	46,877	79,035
	971,733	717,280

Consolidated	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013
Materials and supplies	171,271	115,799
Third-party services	122,768	66,067
Personnel and management	31,770	29,269
Others	19,361	42,069
	345,170	253,204

31.7      Other costs and expenses

Consolidated	09.30.2014	09.30.2013
Financial compensation for use of w ater resources	105,906	94,785
Taxes	43,613	20,393
Losses in the decommissioning and disposal of assets	22,977	53,328
Leases and rents (31.7.1)	21,825	23,452
Indemnities	17,773	24,493
Advertising	13,471	21,421
ANEEL inspection fee	12,563	16,017
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	5,749	5,341
Recovery of costs and expenses	(30,688)	(36,668)
Other costs and expenses, net	52,589	59,728
	265,778	282,290

	07.01.2014	07.01.2013
Consolidated	to 09.30.2014	to 09.30.2013
Financial compensation for use of w ater resources	38,192	38,855
Taxes	4,865	4,610
Losses in the decommissioning and disposal of assets	4,432	43,844
Leases and rents (31.7.1)	6,708	8,086
Indemnities	11,913	7,095
Advertising	5,588	8,179
ANEEL inspection fee	2,897	4,864
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	3,342	1,091
Recovery of costs and expenses	(13,591)	(12,593)
Other costs and expenses, net	14,402	22,203
	78,748	126,234

31.7.1     Costs and expenses of leases and rents

Consolidated	09.30.2014	09.30.2013
Real estate	18,600	18,793
Photocopiers	593	695
Others	3,706	5,360
(-) Pis and Cofins tax credits	(1,074)	(1,396)
	21,825	23,452

	07.01.2014	07.01.2013
Consolidated	to 09.30.2014	to 09.30.2013
Real estate	6,035	6,037
Photocopiers	215	275
Others	819	2,261
(-) Pis and Cofins tax credits	(361)	(487)
	6,708	8,086

Company has not identified any operating lease commitments which are non cancellable.

32      Financial Results

	Parent Company			Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Financial income
Penalties on overdue bills	-	-	116,844	80,970
Interest and monetary variation of CRC transfer (Note 8)	108,237	-	108,237	116,274
Return on financial investments held for trading	18,169	1,179	138,912	83,706
Monetary variation of accounts receivable related to the concession (Note 9)	-	-	36,961	72,068
Monetary variation of accounts receivable related to the concession extension (Note 10)	-	-	42,693	67,229
Return on financial investments held for sale	10	9	18,848	31,919
Return on financial investments held until maturity	-	-	-	719
Interest and commissions on loan agreements	-	69,522	-	-
Other financial income	16,559	6,619	36,557	23,785
	142,975	77,329	499,052	476,670
(-) Financial expenses
Debt charges	122,418	61,339	256,163	163,344
Monetary variation of accounts payable related to
the concession - use of public property (Note 26.1)	-	-	42,862	49,119
Monetary variation of CRC transfer (Note 8)	21,790	-	21,790	-
Interest on R&D and EEP (Note 25)	-	-	16,626	10,665
Other monetary and exchange variations	1,475	7	4,819	10,964
PIS/Pasep/Cofins taxes on interest on capital	742	952	742	952
Other financial expenses	25	46	19,159	8,405
	146,450	62,344	362,161	243,449
Net	(3,475)	14,985	136,891	233,221

	Parent Company		Consolidated
	07.01.2014	07.01.2013	07.01.2014	07.01.2013
	to 09.30.2014	to 09.30.2013	to 09.30.2014	to 09.30.2013
Financial income
Penalties on overdue bills	-	-	21,871	23,717
Interest and monetary variation of CRC transfer (Note 8)	22,558	-	22,558	47,873
Return on financial investments held for trading	10,403	682	59,579	36,582
Monetary variation of accounts receivable related to the concession (Note 9)	-	-	(14,389)	36,871
Monetary variation of accounts receivable related to the concession extension (Note 10)	-	-	8,858	13,338
Return on financial investments held for sale	3	4	7,544	8,315
Return on financial investments held until maturity	-	-	-	280
Interest and commissions on loan agreements	-	25,934	-	-
Other financial income	5,065	2,359	9,575	8,739
	38,029	28,979	115,596	175,715
(-) Financial expenses
Debt charges	59,939	24,852	104,351	63,167
Monetary variation of accounts payable related to
the concession - use of public property (Note 26.1)	-	-	8,517	19,231
Monetary variation of CRC transfer (Note 8)	7,277	-	7,277	-
Interest on R&D and EEP (Note 25)	-	-	6,331	4,137
Other monetary and exchange variations	1	4	1,743	2,685
PIS/Pasep/Cofins taxes on interest on capital	-	66	-	66
Other financial expenses	7	33	3,516	2,164
	67,224	24,955	131,735	91,450
Net	(29,195)	4,024	(16,139)	84,265

The costs of loans and financing capitalized during the year of 2014 amounted to R$ 94,656, at an average rate of 10.75% p.y.

33      Operating Segment

The main makers of the strategic decisions of the Company and its subsidiaries, in charge of allocating funds and assessing the performance of operational segments, are the C-level executives of the Parent Company and of each subsidiary.

33.1      Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the period ended September 30, 2014 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the nine-month period ended September 30, 2014.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2      The Company’s reporting segments

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena, Ventos de Santo Uriel and Cutia Empreendimentos Eólicos;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Participações and Copel Renováveis.

33.3      Assets per reporting segment

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
09.30.2014
ASSETS	13,621,173	8,132,494	538,497	465,101	15,676,119	(12,938,701)	25,494,683
CURRENT ASSETS	2,983,691	2,010,520	54,374	163,244	748,307	(550,845)	5,409,291
Cash and cash equivalents	1,343,055	230,743	11,481	36,686	168,157	-	1,790,122
Bonds and securities	509,577	47,446	-	-	151	-	557,174
Collaterals and escrow accounts	8,042	1,454	-	527	-	-	10,023
Trade accounts receivable	616,282	1,258,687	25,216	102,161	-	(101,968)	1,900,378
Dividends receivable	1,337	-	-	-	448,183	(434,485)	15,035
CRC tranferred to State Government of Paraná	-	-	-	-	90,773	-	90,773
Accounts receivable related to the concession	6,626	-	-	-	-	-	6,626
Accounts receivable related to the concession extension	293,467	-	-	-	-	-	293,467
Other receivables	145,799	280,808	3,880	654	19,122	(14,391)	435,872
Inventories	30,104	101,559	9,623	775	-	-	142,061
Income tax and social contribution	1,096	8,393	264	2,843	21,921	-	34,517
Other current recoverable taxes	24,630	64,103	3,906	19,140	-	-	111,779
Prepaid expenses	3,675	17,327	4	458	-	-	21,464
Receivable from other related parties	1	-	-	-	-	(1)	-
NONCURRENT ASSETS	10,637,482	6,121,974	484,123	301,857	14,927,812	(12,387,856)	20,085,392
Long term assets	1,044,997	4,778,809	52,652	50,936	2,025,749	(66,108)	7,887,035
Bonds and securities	126,970	8,105	-	-	-	-	135,075
Collaterals and escrow accounts	-	48,319	-	-	-	-	48,319
Trade accounts receivable	4,269	43,751	26,402	-	-	-	74,422
CRC tranferred to State Government of Paraná	-	-	-	-	1,247,170	-	1,247,170
Judicial deposits	54,662	392,670	5,016	190	273,716	-	726,254
Accounts receivable related to the concession	592,841	3,483,073	-	270	-	-	4,076,184
Accounts receivable related to the concession extension	160,218	-	-	-	-	-	160,218
Advances to suppliers	-	517	-	4,665	-	-	5,182
Other noncurrent receivables	20,129	16,099	-	626	171	-	37,025
Income tax and social contribution	539	13,635	-	-	182,250	-	196,424
Other noncurrent recoverable taxes	52,899	68,810	4,830	35,446	-	-	161,985
Deferred Income tax and social contribution	29,973	703,830	16,404	9,542	129,964	-	889,713
Prepaid expenses	-	-	-	197	-	-	197
Receivable from other related parties	2,497	-	-	-	192,478	(66,108)	128,867
Investments	1,386,022	1,374	-	-	12,899,007	(12,654,324)	1,632,079
Property, plant and equipment, net	7,962,927	-	416,589	-	49	-	8,379,565
Intangible assets	243,536	1,341,791	14,882	250,921	3,007	332,576	2,186,713

33.4      Liabilities per reporting segment

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
09.30.2014
TOTAL LIABILITIES	13,621,173	8,132,494	538,497	465,101	15,676,119	(12,938,701)	25,494,683
CURRENT LIABILITIES	1,923,466	1,884,650	56,344	121,433	403,442	(552,051)	3,837,284
Payroll, social charges and accruals	45,057	132,076	16,301	6,301	14,252	-	213,987
Payable from other related parties	1	-	-	-	-	(1)	-
Suppliers	472,029	857,220	10,559	109,760	2,676	(116,354)	1,335,890
Income tax and social contribution	365,495	-	3,027	-	-	-	368,522
Other taxes	36,840	221,187	4,174	1,501	20	-	263,722
Loans and financing	78,331	385,541	5,729	-	322,309	(1,211)	790,699
Debentures	373,638	48,909	-	1,072	41,237	-	464,856
Dividends payable	419,881	-	14,604	1,208	3,372	(434,485)	4,580
Post-employment benefits	7,994	21,841	1,071	-	12	-	30,918
Regulatory charges	7,544	16,442	-	-	-	-	23,986
Research and Development and Energy Efficiency	22,072	102,342	-	-	-	-	124,414
Accounts payable related to concession - use of public property	52,936	-	-	-	-	-	52,936
Other accounts payable	41,648	99,092	879	1,591	19,564	-	162,774
NON CURRENT LIABILITIES	3,312,604	2,760,828	85,363	60,940	1,895,920	(211,604)	7,904,051
Associated and subsidiary companies	129,504	-	16,000	-	3,700	(149,204)	-
Suppliers	22,188	10,737	-	-	-	-	32,925
Other taxes	17,655	59,789	3,406	-	717	-	81,567
Deferred income tax and social contribution	312,101	-	-	-	-	-	312,101
Loans and financing	1,259,000	414,267	28,817	-	599,849	(62,400)	2,239,533
Debentures	121,602	998,833	-	41,813	994,646	-	2,156,894
Post-employment benefits	303,855	633,394	31,782	2,499	18,333	-	989,863
Research and Development and Energy Efficiency	75,116	143,046	-	-	-	-	218,162
Accounts payable related to concession - use of public property	425,833	-	-	-	-	-	425,833
Other accounts payable	231	-	-	-	-	-	231
Provisions for contingences	645,519	500,762	5,358	16,628	278,675	-	1,446,942
EQUITY	8,385,103	3,487,016	396,790	282,728	13,376,757	(12,175,046)	13,753,348
Attributable to controlling interest	8,385,103	3,487,016	396,790	282,728	13,376,757	(12,547,814)	13,380,580
Capital	4,351,535	2,624,841	240,398	135,943	6,914,001	(7,356,718)	6,910,000
Advance for future investment	-	293,000	-	-	-	(293,000)	-
Equity valuation adjustments	1,070,504	(150,203)	(4,940)	-	904,472	(915,361)	904,472
Legal reserve	301,729	135,294	9,093	18,220	624,849	(464,336)	624,849
Profit retention reserve	1,255,944	761,646	109,243	80,279	3,897,833	(2,207,981)	3,896,964
Unrealized income reserve	-	-	-	869	-	-	869
Accumulated income (losses)	1,405,391	(177,562)	42,996	47,417	1,035,602	(1,310,418)	1,043,426
Attributable to non controlling interest						372,768	372,768

33.5      Statement of income per reporting segment

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
09.30.2014
OPERATING REVENUES	3,985,506	5,327,418	151,681	1,270,394	-	(1,278,869)	9,456,130
Electricity sales to final customers - third-parties	379,358	2,693,013	-	-	-	-	3,072,371
Electricity sales to final customers - betw een segments	-	1,819	-	-	-	(1,819)	-
Electricity sales to distributors - third-parties	3,033,615	205,320	-	-	-	-	3,238,935
Electricity sales to distributors - betw een segments	223,863	-	-	-	-	(223,863)	-
Use of the main distribution and transmission grid - third-parties	98,949	1,549,775	-	-	-	-	1,648,724
Use of the main distribution and transmission grid - betw een segments	45,433	9,680	-	-	-	(55,113)	-
Construction revenues	166,704	753,712	-	51,580	-	-	971,996
Telecommunications services to third-parties	-	-	122,183	-	-	-	122,183
Telecommunications services betw een segments	-	-	24,894	-	-	(24,894)	-
Distribution of piped gas - third-parties	-	-	-	272,387	-	-	272,387
Distribution of piped gas - betw een segments	-	-	-	944,472	-	(944,472)	-
Other operating revenues from third-parties	13,043	113,043	1,493	1,955	-	-	129,534
Other operating revenues betw een segments	24,541	1,056	3,111	-	-	(28,708)	-
OPERATIONAL EXPENSES	(2,457,057)	(5,650,147)	(89,397)	(1,198,774)	(101,090)	1,278,983	(8,217,482)
Electricity purchased for resale	(264,067)	(3,445,283)	-	-	-	223,860	(3,485,490)
Charges for the use of the main transmission grid	(182,397)	(297,712)	-	-	-	54,248	(425,861)
Personnel and management	(149,827)	(395,265)	(34,272)	(19,263)	(72,997)	-	(671,624)
Pension and healthcare plans	(37,543)	(90,392)	(5,970)	(1,475)	(8,993)	-	(144,373)
Materials and supplies	(12,544)	(40,745)	(994)	(1,331)	(359)	-	(55,973)
Raw materials and supplies for generation	(1,037,322)	-	-	-	-	944,896	(92,426)
Natural gas and supplies for gas business	-	-	-	(1,060,586)	-	-	(1,060,586)
Third party services	(121,894)	(205,269)	(15,366)	(14,357)	(4,460)	56,086	(305,260)
Depreciation and amortization	(263,940)	(164,740)	(21,057)	(12,163)	(565)	-	(462,465)
Provisions and reversals	(86,663)	(168,940)	(2,540)	(15,838)	(1,932)	-	(275,913)
Construction cost	(166,441)	(753,712)	-	(51,580)	-	-	(971,733)
Other operating costs and expenses	(134,419)	(88,089)	(9,198)	(22,181)	(11,784)	(107)	(265,778)
EQUITY IN RESULTS SUBSIDIARIES	239,863	-	-	-	1,032,500	(1,152,312)	120,051
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,768,312	(322,729)	62,284	71,620	931,410	(1,152,198)	1,358,699
Financial income (expenses)	77,932	58,410	2,711	1,411	(3,458)	(115)	136,891
OPERATING INCOME (LOSSES)	1,846,244	(264,319)	64,995	73,031	927,952	(1,152,313)	1,495,590
Income tax and social contribution	(612,438)	(2,337)	(22,920)	(37,231)	-	-	(674,926)
Deferred income tax and social contribution	108,676	89,094	921	11,617	33,780	-	244,088
NET INCOME (LOSSES) FOR THE PERIOD	1,342,482	(177,562)	42,996	47,417	961,732	(1,152,313)	1,064,752

34      Financial Instruments

34.1      Category and value of financial instruments

Consolidated			09.30.2014		12.31.2013
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	1	1,790,122	1,790,122	1,741,632	1,741,632
Bonds and securities (b)	5	1	220,681	220,681	159,340	159,340
Bonds and securities (b)	5	2	182,612	182,612	79,187	79,187
			2,193,415	2,193,415	1,980,159	1,980,159
Loans and receivables
Collaterals and escrow accounts STN (c)	6		48,319	32,907	45,371	32,415
Collaterals and escrow accounts (a)	6		10,023	10,023	1,976	1,976
Trade accounts receivable (a)	7		1,974,800	1,974,800	1,470,314	1,470,314
CRC transferred to state of Paraná (d)	8		1,337,943	1,383,795	1,380,554	1,369,599
Receivables related to concession (e)	9		599,737	599,737	412,869	412,869
Receivables related to the concession extension (f)	10		293,467	297,580	557,589	563,052
			4,264,289	4,298,842	3,868,673	3,850,225
Available for sale
Receivables related to concession (g)	9	3	3,483,073	3,483,073	3,075,795	3,075,795
Receivables related to the concession extension (h)	10	3	160,218	160,218	160,217	160,217
Bonds and securities (b)	5	1	150,523	150,523	196,112	196,112
Bonds and securities (b)	5	2	138,433	138,433	75,119	75,119
Other investments (i)	16.2	1	27,660	27,660	25,708	25,708
			3,959,907	3,959,907	3,532,951	3,532,951
Financial assets total			10,417,611	10,452,164	9,381,783	9,363,335

Financial liabilities
Fair value through profit or loss
Other liabilities - derivatives (b)		1	136	136	85	85
			136	136	85	85
Other financial liabilities
Suppliers (a)	20		1,368,815	1,368,815	1,142,360	1,142,360
Loans and financing (c)	21		3,030,232	2,804,218	3,323,784	2,922,867
Debentures (j)	22		2,621,750	2,621,750	1,207,945	1,207,945
Payable related to concession - use of public property (k)	26		478,769	587,171	471,774	578,409
			7,499,566	7,381,954	6,145,863	5,851,581
Financial liabilities total			7,499,702	7,382,090	6,145,948	5,851,666
The different levels have been defined as follow s:
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, w hich can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market

Determining fair values:

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, of the CDI variation plus 111.5% p.y.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.90% p.y. plus the IPCA inflation index

e)     Criteria and assumptions disclosed on note 3.7.2 of December 31, 2013.

f)      The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     Criteria and assumptions disclosed on note 3.7.1 of December 31, 2013. The changes held in the third quarter of 2014 are as follows:

Consolidated
Balance as of January 1, 2014	3,075,795
Transfers from intangible assets in progress	390,977
Monetary variation	36,961
Write off	(20,660)
Balance as of September 30, 2014	3,483,073

h)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, due to the fact that the expert report to be analyzed by Aneel has not yet been completed.

i)      Calculated according to price quotes published in an active market or by applying the interest percentage over shareholders' equity for assets with no active market.

j)      Calculated according to the Unit Price Quotation (PU) as of September 30, 2014, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 2,084.

k)     Used the rate of 7.74% p.y. as a market reference.

34.2      Financial risk management

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

Consolidated
Exposure to credit risk	09.30.2014	12.31.2013
Cash and cash equivalents (a)	1,790,122	1,741,632
Bonds and securities (a)	692,249	509,758
Collaterals and escrow accounts (a)	58,342	47,347
Trade accounts receivable (b)	1,974,800	1,470,314
CRC transferred to the State Government of Paraná (c)	1,337,943	1,380,554
Accounts receivable related to the concession (d)	4,082,810	3,488,664
Accounts receivable related to the concession extension (e)	293,467	557,589
Accounts receivable related to the concession extension (f)	160,218	160,217
	10,389,951	9,356,075

a)     Company management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e)     Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

f)      For value of existing assets on May 31, 2000, Aneel published Resolution no. 589/2013, which addresses the definition criteria for calculating the New Replacement Value (VNR) for the indemnification purpose. For these assets Management considers the credit risk as reduced since the rules for compensation are set and there is an going survey of information required by the granting authority.

34.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long term debt to financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year.  As from 2014, 2013 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (a)	Less than	1 to 3	3 month	1 to 5	More than	Liabilities
		1 month	month	to 1 year	years	5 years	Total
09.30.2014
Loans and financing	Note 21	25,505	21,592	955,657	1,925,592	1,599,478	4,527,824
Debentures	Note 22	57,134	65,922	535,607	2,825,592	-	3,484,255
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,449	8,904	41,330	250,291	1,974,569	2,279,543
Eletrobrás - Itaipu	Dolar	-	118,396	584,876	3,714,691	4,810,796	9,228,759
Petrobras - Compagás	100% of CDI	-	-	17,366	-	-	17,366
Other suppliers	-	850,345	279,210	83,223	64,813	-	1,277,591
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M and IPCA	-	842,528	3,316,728	18,488,101	48,874,815	71,522,172
		980,578	1,422,841	5,923,089	30,054,484	69,752,239	108,133,231
12.31.2013
Loans and financing	Note 21	44,546	312,844	773,467	1,853,937	1,488,871	4,473,665
Debentures	Note 22	5,182	10,324	160,669	1,499,400	-	1,675,575
Derivative	Future DI	85	-	-	-	-	85
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,282	8,564	39,272	246,196	2,103,155	2,401,469
Eletrobrás - Itaipu	Dolar	-	124,286	575,224	3,606,457	5,517,175	9,823,142
Petrobras - Compagas	100% of CDI	5,295	10,738	51,243	-	-	67,276
Other suppliers	-	645,392	144,718	196,518	92,271	-	1,078,899
Post employment benefits	8.05%	43,145	86,289	388,302	2,785,404	12,492,581	15,795,721
Purchase liabilities	IGP-M and IPCA	-	605,310	2,818,490	12,216,247	80,198,892	95,838,939
		747,927	1,303,073	5,003,185	22,299,912	101,800,674	131,154,771
(a) Effective interest rate - w eighted average

As disclosed in notes 21.11 and 22.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants that if breached may require have its payment accelerated.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5) and cash (note 6).

34.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the "basket of oils" and exchange rates, increasing the balances of accounts payable related to the acquired gas.

Compagás monitors these fluctuations on a permanent basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of September 30, 2014 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.40) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of October 24, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

		Baseline	Projected scenarios - Dec.2014
Foreign currency risks	Risk	09.30.2014	Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	48,319	(1,005)	(12,834)	(24,662)
		48,319	(1,005)	(12,834)	(24,662)
Financial liabilities
Loans and financing
STN	USD appreciation	(63,611)	1,324	(14,248)	(29,820)
Eletrobrás	USD appreciation	(3)	-	(1)	(1)
		(63,614)	1,324	(14,249)	(29,821)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(127,221)	2,647	(28,496)	(59,640)
Petrobras (acquisiton of gas by Compagás)	USD appreciation	(108,743)	2,263	(24,357)	(50,977)
		(235,964)	4,910	(52,853)	(110,617)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (34.2.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of September 30, 2014 and the likely scenario takes into account the indicators (CDI/Selic of 11.00%, IPCA of 6.45%, IGP-DI of 3.00%, IGP-M of 3.09% and TJLP of 5.00%) estimated as market average projections for 2014 according to the Focus Report issued by the Brazilian Central Bank as of October 24, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2014
Interest rate and monetary variation risk	Risk	09.30.2014	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,642,516	45,473	34,419	23,192
Bonds and securities	Low CDI/SELIC	692,249	19,165	14,506	9,775
Collaterals and escrow accounts	Low CDI/SELIC	10,023	278	210	142
CRC transferred to the State Government of Paraná	Low IGP-DI	1,337,943	18,169	8,295	(1,580)
Accounts receivable related to the concession	Low IGP-M	4,082,810	53,362	22,368	(8,626)
Accounts receivable related to the concession extension - RBNI	Low IPCA	293,467	5,162	638	(3,885)
Accounts receivable related to the concession extension	Undefined (a)	160,218	-	-	-
		8,219,226	141,609	80,436	19,018
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,510,251)	(39,921)	(49,434)	(58,777)
Eletrobrás - Finel	High IGP-M	(58,562)	(155)	(245)	(336)
Eletrobrás - RGR	No Risk (b)	(84,489)	-	-	-
Finep	High TJLP	(34,969)	(429)	(534)	(638)
BNDES - Copel Geração e Transmissão	High TJLP	(1,126,333)	(13,823)	(17,201)	(20,549)
Banco do Brasil – Transfer BNDES funds	High TJLP	(152,014)	(1,866)	(2,321)	(2,773)
Banco do Brasil	High CDI	-	-	-	-
Debentures	High CDI	(2,621,750)	(69,302)	(85,816)	(102,035)
		(5,588,368)	(125,496)	(155,551)	(185,108)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2014, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

c)    Derivative financial instruments risk

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

i)      For the period ended September 30, 2014, the result of operations with derivative financial instruments on the futures market was a loss of R$ 67 (a gain of R$ 4,837 on September 2013);

ii)    Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of September 30, 2014 corresponded to R$ 88,690 (R$ 109,792 as of December 31, 2013);

iii)   On September 30, 2014, a share of the Company’s federal bonds in the amount of R$ 5,310 (R$ 6,712 as of December 31, 2013), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 02, 2015.

		Baseline	Projected scenarios - Dec.2014
Risk of derivative	Risk	09.30.2014	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative – assets	Decrease in DI rate	(136)	(230)	(827)	(1,435)
		(136)	(230)	(827)	(1,435)
Expected effect in the result			(94)	(691)	(1,299)

34.2.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2013, published annually on the website: www.ons.org.br, probability assessments of energy service conditions, based on energy deficit risks for the Benchmarking Scenario show the appropriateness of the supply criteria set by the National Energy Policy Council - CNPE (deficit risk not higher than 5%) for all subsystems within the period from 2013 to 2017. Deficit risks reach maximum levels 3.0% in the Southern subsystem and 2.5% in the Southeastern/Center Western system and lower than 1.0% in the Northern and Northeastern subsystems within the whole assessment period.

Although the 2013 Energy Plan does not show deficit risks above 5% and federal government's official sources state that there is no risk of rationing, low reservoir levels have kept the difference settlement price – PLD at high levels or next to the maximum level, mainly in the Southeast, since the beginning of February 2014. This may indicate that the system is operating very close to the risk of 5% of deficit.

34.2.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9,074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and HPP Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the Company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder. Rio dos Patos in turn finished the agreement in February 2014. However, the Company will remain responsible for providing the power plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen. Ordinance 170/2014 issued on April 17, 2014 by the Ministry of Mines and Energy established the cost of managing the generation assets of this plant, which will be used to set the annual generation revenue to be earned from rendering this service.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon Aneel's recognition and authorization. The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

For the distribution services, the Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999, pursuant to Law 12,783/2013. The Company is waiting for the decision by the Concession Authority on the extension. If the conditions set by the Concession Authority ensure the Company's expected profitability levels, the Company will sign the concession agreement or amendment for an additional period of 30 years. Even considering that the regulatory overall scene is uncertain, the Company believes on the possibility of the concession amendment, although it does not have sufficient information to guarantee that the contract for the distribution services will be renewed on favorable terms.

Copel Geração e Transmissão
Concessions/authorizations contracts	Maturity date
Hydroelectric Power Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Mourão (a) (b)	07.07.2015
Marumbi (c)	-
São Jorge	12.03.2024
Rio dos Patos (a) (b) (g)	02.14.2014
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (f)	01.16.2046
Authorization - Cavernoso II	02.27.2046
Generation Concession - Use of Public Property - 007/2013
Chaminé (e)	08.16.2026
Apucaraninha (e)	10.12.2025
Derivação do Rio Jordão (e)	11.15.2029
Chopim I (a) (b) (e)	07.07.2015
Cavernoso (e)	01.07.2031
Use of Public Property Concession - 002/2012 - Baixo Iguaçu (30% of Copel GeT) (h)	08.19.2047
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorizathion - 351/1999 - TTP Araucária (60% of Copel GeT and 20% of Copel)	12.22.2029
Wind Power Plant
Authorization - Palmas	09.28.2029

(a) Plant not renew ed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project w ill be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) At plants w ith capacity of less than 1 MW, only register w ith ANEEL
(e) Power plants that underw ent change in the exploration system from a Public Service regime to an Independent Producer Regime
(f) Enterprise under construction

(g) The Company will remain responsible for providing the pow er plant services until the concessionaire that has won the bidding assumes the enterprise. No date has yet been set for this takeover to happen.

(h) On October 10, 2014 the First Amendment to MME Concession Agreement 002/2012 was signed, formalizing the transfer of part of the concession of hydro-electrical pow er plant Baixo Iguaçu to Copel Geração e Transmissão.

Copel Geração e Transmissão
Concessions Contracts	Maturity date
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (a)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	10.05.2040
Contract 015/10 - Substation Cerquilho III	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (b)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (b)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (b)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (b)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (b)	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II (b)	02.24.2043
Contract 007/13 - Transmission line - Barreiras II - Pirapora 2 - 24.5% Copel GeT (b)	05.01.2043
Contract 001/14 - Transmission line - Bateias - Fernão Dias - 50.1% Copel GeT (b)	05.13.2044
Contract 005/14 - Transmission line - Bateias - Curitiba Norte (b)	01.28.2044
Contract 021/14 - Transmission line - Foz do Chopim - Realeza (b) (c)	09.04.2044
Contract 022/14 - Transmission line - Assis - Londrina (b) (c)	09.04.2044

(a) Concession renew ed pursuant to Executive Act 579/2012
(b) Enterprise under construction
(c) Concession contract signed on 09.05.2014

Copel
Concessions/authorizations Contracts	Maturity date
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)	07.07.2015
Elejor - Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Elejor - Authorization contract - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPP Dona Francisca	08.27.2033
Foz do Chopim - authorization contract - SHP Foz do Chopim - 114/2000	04.23.2030
Compagás - concession gas distribution contract	07.06.2024
Wind Pow er Plant - Authorization
Asa Branca I (b)	04.25.2046
Asa Branca II (b)	05.31.2046
Asa Branca III (b)	05.31.2046
Eurus IV (b)	04.27.2046
Santa Maria (b)	05.08.2047
Santa Helena (b)	04.09.2047
Ventos de Santo Uriel (b)	04.09.2047
São João - 49% Copel (b)	03.25.2047
Carnaúbas - 49% Copel (b)	04.08.2047
Reduto - 49% Copel (b)	04.15.2047
Santo Cristo - 49% Copel (b)	04.17.2047

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (Executive Act 579/2012)
(b) Enterprise under construction

34.2.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

34.3      Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

	Parent Company		Consolidated
Debt	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Loans and financing	922,158	1,019,553	3,030,232	3,323,784
Debentures	1,035,883	-	2,621,750	1,207,945
(-) Cash and cash equivalents	166,731	10,410	1,790,122	1,741,632
(-) Bonds and securities	151	186	557,174	389,222
Net indebtedness	1,791,159	1,008,957	3,304,686	2,400,875
Equity	13,380,580	12,651,339	13,753,348	12,928,752
Net indebtedness ratio	0.13	0.08	0.24	0.19

35      Related Party Transactions

35.1      Main transactions between related parties

Consolidated	Assets		Liabilities		Results
Related parties / Nature of operation	09.30.2014	12.31.2013	09.30.2014	12.31.2013	09.30.2014	09.30.2013
Controlling shareholders
State of Paraná
"Luz Fraterna" program (a)	134,216	78,987	-	-	-	-
Remuneration and employ social security charges assigned (b)	620	266	-	-	-	-
Telecommunication services (c)	34,229	22,410	-	-	20,931	19,221
CRC (Note 8)	1,337,943	1,380,554	-	-	86,447	116,274
Entities with significant influence
BNDES and BNDESPAR (d)
Financing (Note 21.5)	-	-	1,126,333	1,125,109	(53,813)	(10,566)
Debentures - Compagás (Note 22.d)	-	-	42,885	-	(321)	-
Petrobras (e)
Rental plant TTP Araucária (30.4.1 - a)	-	6,499	-	-	5,507	88,962
Supply and transport of gas (f)	434	374	-	-	9,289	21,066
Acquisition of gas for resale (f)	-	-	108,743	51,502	(1,060,465)	(222,858)
Advances to suppliers of Compagás (g)	4,665	13,504	-	-	-	-
Dividends payable by Compagás	-	-	-	1,076	-	-
Remuneration and employ social security charges assigned - Compagás	-	-	552	284	(268)	-
Mitsui Gás e Energia do Brasil Ltda. (h)
Dividends payable by Compagás	-	-	1,208	2,283	-	-
Remuneration and employ social security charges assigned - Compagás	-	-	581	313	(268)	-
Paineira Participações S.A. (i)	-	-	-	11,985	-	-
Jointly-controlled
Costa Oeste Transmissora de Energia (j)	48	190	-	-	103	1,608
Marumbi Transmissora de Energia (k)	184	184	-	-	1,286	1,563
Caiuá Transmissora de Energia (l)	-	221	-	-	4,202	416
Associates
Dona Francisca Energética S.A. (m)	-	-	6,116	6,320	(55,867)	(53,249)
Foz do Chopim Energética Ltda. (n)	155	201	-	-	1,362	1,253
Sercomtel S.A. Telecomunicações (o)	245	192	-	-	735	1,712
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(13,854)	(11,300)
Pension plans and health care (Note 23)	-	-	-	-	(948)	(678)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(8,996)	(8,363)
Private pension and health plans (Note 23)	-	-	1,020,781	967,232	-	-
Lactec (p)	31,192	27,229	1,215	587	(1,101)	(4,611)

a)     The Luz Fraterna Program, created under Law no. 491/ 2013 and no. 17,639, dated July 31, 2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel Distribuição. R$ 128,867 of the total is accounted for in the related parties account in the parent company's books of account, according to note 15.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,299 as of September 30, 2014 and R$ 1,614 as of December 31, 2013.

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of class B preferred shares).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagás.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagás.

g)     The credits refer to the gas purchase contract with Petrobras, covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagás has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, therefore adjusting the recoverable value. Considering Compagás's expansion plan and the expected increase in market consumption, Management understands that the volume of accumulated gas will be offset partially by September 30, 2014. Therefore, according to contractual provisions, Compagás recognized an impairment loss on the ship or pay credit in the amount of R$ 15,704.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagás’ share capital. The balances refer to dividends payable by Compagás.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Engineering services agreement, signed with Copel Geração e Transmissão, expiring on October 30, 2015.

k)     Engineering services agreement, signed by Marumbi Transmissora de Energia and Copel Geração e Transmissão, expiring on September 30, 2015.

l)      Specific environmental management services agreement, expiring on March 14, 2015, with operation and maintenance due on July 29, 2016, signed by Caiuá Transmissora de Energia and Copel Geração e Transmissão.

m)    Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

n)     Agreements entered into between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, one for rendering operation and maintenance services, which matures on May 20, 2015, and the other for establishing a connection with the transmission system, which matures on July 7, 2015.

o)     Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2018.

p)     The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

Other transactions between the parent company and its related parties are shown in notes 8 - On-lending of the balance of the account that records results to be offset (CRC) to the State Government of Parana, 15 - Related Parties and 16 - Investments.

The amounts resulting from the operating activities of Copel Distribuição with related parties are invoiced according to electricity rates approved by Aneel.

35.2      Guarantees and endorsements awarded to related parties

35.2.1     Granted by Parent Company

The Parent Company granted the following guarantees and endorsements:

a)     personal guarantee given for the issue of debentures by subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus, Santa Maria, Santa Helena and Ventos de Santo Uriel, according to note 22.

b)     bank guarantee for the equity interest of 70% in the debentures issued by the subsidiary Elejor on September 26, 2013, pursuant to Note 22.

c)     endorsements for its equity interest of 23.03% to its associated company Dona Francisca Energética S.A., in 2002, in financing secured from the BNDES (joint endorsement) and Bradesco (joint endorsement), for settlement by 2015. As of September 30, 2014 the restated outstanding balances amounted to R$ 4,780 with BNDES and R$ 2,700 with Bradesco.

35.2.2     Granted to jointly controlled entities

Ventures		Date	Final	Amount	Total	Balance as of
joint subsidiaries	Financing	issued	Maturity	approved	issued	09.30.2014
Caiuá Transmissora (a)	Promissory notes	03.19.2014	02.15.2029	84,600	79,600	87,352
Costa Oeste (b)	Promissory notes	01.15.2014	11.15.2028	36,720	31,000	35,252
Guaraciaba Transmissora (c)	Debentures	06.20.2013	12.20.2014	400,000	400,000	455,181
Integração Maranhense (d)	Promissory notes	03.19.2014	02.15.2029	142,150	131,400	144,741
Mata de Santa Genebra (e)	Debentures	09.12.2014	03.12.2016	469,000	48,000	48,000
Matrinchã Transmissora (f)	Promissory notes	12.27.2013	12.20.2014	691,440	541,965	545,068
Transmissora Sul Brasileira (g)	Promissory notes	12.20.2013	07.15.2028	266,572	260,145	264,287

Financier:
BNDES: (a) (b) (d) (f) (g)
Allocation:
Investment Program and / or w orking capital .
Endorsement/Security:
Provided by Copel, limited to 20% of the operation: (g)
Provided by Copel Geração e Transmissão, limited to 49% of the operation: (a) (c) (d)
Provided by Copel, limited to 49% of the operation: (f)
Provided by Copel, limited to 51% of the operation: (b)
Provided by Copel, limited to 50.1% of the operation: (e)
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to 20%: (g)
Lien on shares of Copel Geração e Transmissão, corresponding to 49%: (a) (d) (f)
Lien on shares of Copel Geração e Transmissão, corresponding to 51%: (b)

36      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidated	Final
Policy	Maturity	Insured
Specified risks	08.24.2014	1,929,357
Fire - Company-ow ned and rented facilities	08.24.2014	519,501
Civil liability - Compagas	10.30.2014	3,600
Domestic and international transport - export and import	08.24.2014	dependant on each event
Multi-risk - Compagas	12.18.2014	14,750
Multi-risk - Compagas	04.26.2015	470
Multi-risk - Elejor	04.11.2015	395,099
Vehicles	08.20.2014	market value
Miscellaneous risks	08.24.2014	970
Operational risks - Elejor	06.06.2015	500
Operational risks - UEG Araucária (a)	05.31.2015	884,092
Court guarantee - Compagás	02.03.2015	56,938
Performance bond - Aneel	07.30.2015	44,319
Performance bond - Aneel	12.27.2014	1,850
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2014	342,139
Liability for directors and administrators - D&O (a)	06.30.2015	61,275
Performance bond - w ind farm	06.30.2015	22,200
Performance bond - w ind farm	03.31.2015	11,100
Performance bond - w ind farm	06.30.2015	3,047
Performance bond - w ind farm	03.31.2015	6,000
Performance bond - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - Aneel	11.30.2017	2,450
Performance bond - Aneel	06.02.2018	6,750
Participation guarantee - Agência Nacional de Petróleo - ANP	03.01.2015	862
Performance bond - Brazil's National Oil Agency - ANP	07.05.2015	12,500
Performance bond - CREA - PARANA	12.31.2016	24
Participation guarantee - Brazil's National Oil Agency - ANP	02.04.2015	646
Participation guarantee - Câmara de Comercialização de Energia Elétrica - CCEE	06.27.2015	44,863
(a) The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars w ith the rate of the day 09.30.2014, R$ 2.4510.

37      Regulatory Assets and Liabilities

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by Aneel Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic/BN Grid) and Sector Charges (Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources – Proinfa, Research and Development and Energy Efficiency, and others).

Aneel authorized Copel Distribuição, through Homologatory Resolution 1,740, of June 24, 2014, to adjust its supply tariffs as from June 24, 2014, by an average rate of 30.78%, with 24.78% that refers to the tariff adjustment index and 6% for the pertinent financial components, of which, CVA, represents a total of R$ 214,733, consisting of 2 parts: CVA being processed, for the tariff year 2013-2014, for the amount of R$ 214,879, and the balance to compensate for CVA from prior years for the amount of R$ 146 (negative).

Due to the partial deferral of the adjustment, the effect was an average increase by 24.86% in electricity prices charged from consumers, pursuant to Resolution 1,763 of July 22, 2014.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

37.1      Composition of balances for regulatory assets and liabilities

Consolidated	Current Assets		Noncurrent Assets
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
CVA recoverable tariff adjustment 2013
CCC	-	3,779	-	-
Charges for use of transmission system (basic grid)	-	917	-	-
Electricity purchased for resale (Itaipu)	-	5	-	-
Proinfa	-	5,534	-	-
Electricity purchased for resale (CVA Energ)	-	4,614	-	-
Other financial components	-	45,146	-	-
	-	59,995	-	-
CVA recoverable tariff adjustment 2014
CCC	6,381	-	-	-
Charges for use of transmission system (basic grid)	21,456	18,587	-	18,587
Electricity purchased for resale (Itaipu)	3,704	-	-	-
CDE	1,740	-	-	-
Proinfa	6,905	154	-	154
Electricity purchased for resale (CVA Energ)	243,171	71,335	-	71,335
Transport of energy purchased (Itaipu)	248	-	-	-
Other financial components	121,134	137,728	-	137,728
	404,739	227,804	-	227,804
CVA recoverable tariff adjustment 2015
Charges for use of transmission system (basic grid)	11,045	-	33,135	-
CDE	3,169	-	9,508	-
Electricity purchased for resale (CVA Energ)	83,448	-	250,345	-
Transport of energy purchased (Itaipu)	250	-	751	-
Other financial components	123,829	-	371,488	-
	221,741	-	665,227	-
	626,480	287,799	665,227	227,804

Consolidated	Current Liabilities		Noncurrent Liabilities
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
CVA compensable tariff adjustment 2013
ESS	-	684	-	-
CDE	-	2,851	-	-
Transport of energy purchased (Itaipu)	-	661	-	-
Other financial components	-	2,616	-	-
	-	6,812	-	-
CVA compensable tariff adjustment 2014
Energy purchased for resale (Itaipu)	-	3,753	-	3,753
ESS	122,554	39,610	-	39,610
CDE	-	87	-	87
Transport of energy purchased (Itaipu)	-	20	-	20
Other financial components	16,006	1,804	-	1,804
	138,560	45,274	-	45,274
CVA compensable tariff adjustment 2015
Energy purchased for resale (Itaipu)	16,623	-	49,868	-
ESS	47,281	-	141,845	-
Other financial components	2,429	-	7,286	-
	66,333	-	198,999	-
	204,893	52,086	198,999	45,274

37.2      Changes in assets and liabilities

	Balance as of					Balance as of
	January 01, 2014	Differ.	Amortiz.	Correction	Transf.	September 30, 2014
Assets
CCC	3,779	8,508	(6,075)	169	-	6,381
Charges for use of transmission system (basic grid)	38,091	32,746	(8,568)	3,367	-	65,636
Energy purchased for resale (Itaipu)	5	4,705	(1,310)	304	-	3,704
CDE	-	14,538	(736)	615	-	14,417
Proinfa	5,842	8,504	(8,210)	769	-	6,905
Energy purchased for resale (CVA Energ)	147,284	499,798	(90,297)	20,179	-	576,964
Transport of energy purchased (Itaipu)	-	1,310	(87)	26	-	1,249
Other financial components	320,602	356,445	(85,524)	24,928	-	616,451
	515,603	926,554	(200,807)	50,357	-	1,291,707
Current	287,799	30,532	(200,807)	16,043	492,913	626,480
Noncurrent	227,804	896,022	-	34,314	(492,913)	665,227
Liabilities
Energy purchased for resale (Itaipu)	7,506	59,642	-	(657)	-	66,491
ESS	79,904	261,168	(43,871)	14,479	-	311,680
CDE	3,025	(173)	(2,984)	132	-	-
Transport of energy purchased (Itaipu)	701	(40)	(692)	31	-	-
Other financial components	6,224	26,257	(7,951)	1,191	-	25,721
	97,360	346,854	(55,498)	15,176	-	403,892
Current	52,086	106,453	(55,498)	11,914	89,938	204,893
Noncurrent	45,274	240,401	-	3,262	(89,938)	198,999

38      Law 12,973 of May 15, 2014

Law 12,973/2014 ended the Temporary Taxation System - RTT which in broad terms established the “tax neutrality” of account effects on profit or loss arising from the adoption in Brazil of the standards issued by CPC (Committee of Accounting Pronouncements) in accordance with IFRS. Under Regulatory Instruction 1,469/2014, issued by the Brazilian Federal Revenue Service, the option should be made expressly on the Declaration of Federal Debts and Credits - DCTF of August 2014, whose submission deadline is October 21, 2014.

The new tax effects caused by that law will not be sufficient for a broad understanding and application by taxpayers, therefore application will raise questions and regulation is required.

Accordingly, Brazilian Federal Revenue Service published  Regulatory Instruction 1,499/2014, postponing the submission of the DCTF from August to November 7, 2014. Moreover, it has allowed taxpayers to confirm or change the option for the application of the law in the DCTF of December 2014 to be submitted by February 2015.

The Company waits for explanations to be given by the Brazilian Federal Revenue Service on a new regulatory instruction.

COMMENTS ON PERFORMANCE FOR THE PERIOD

for the nine-month periods ended September 30, 2014

(Amounts expressed in thousands of reais, except when stated otherwise)

1            Distribution Lines

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of September 2014, the extension of the compact grids installed was 6,194 km (4,873 km at September 2013), the extension of the compact grids installed was 1,321 km in 12 months, a variation of 27.1%.

Isolated Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of September 2014, the extent of the installed secondary isolated distribution grids was 11,872 km (10,158 km in September 2013), representing an increase of 1,714 km in the previous 12 months, variation of 16.9%.

2            Energy Market

Market behavior - The energy generated by Copel during the first nine months of 2014 was 18,962 GWh (19,789 GWh in the same period for 2013). The energy purchased from CCEAR (auctions) was 11,881 GWh (11,341 GWh in the same period for 2013) and from Itaipu it was 4,390 GWh (3,898 GWh in the same period for 2013), as demonstrated in the following flow chart:

(a) The energy negotiated betw een the subsidiaries Copel has been included.
(b) Subject to alterations after closing by CCEE
CCEAR= Contracts for sale of Energy on Regulated Environment
CCEE(MCP)= Electric Pow er Trade Chamber (Short term market)
MRE= Mechanism for rellocation of energy
CG = Center of gravity of submarket (difference betw een energy contracted and received in CG - established in the contract).
Not considering the energy produced by TPP Araucária (1,499.8 GWh), w hich w as sold in the short-term market (MCP).

Sale of energy - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In GWh
	January to	January to
	September 2014	September 2013	Variation
Copel Distribuição
Captive market	17,932	17,074	5.0%
Residential	5,425	5,133	5.7%
Industrial	5,037	4,924	2.3%
Commercial	4,030	3,771	6.9%
Rural	1,681	1,556	8.0%
Others	1,759	1,690	4.1%
Concessionaries and permission holder (a)	522	450	16.0%
CCEE (MCP) (b)	275	20	-
Total Copel Distribuição	18,729	17,544	6.8%

Copel Geração e Transmissão
CCEAR (Copel Distribuição) (c)	299	633	-52.7%
CCEAR (other concessionaries) (c)	3,496	4,739	-26.2%
Free customers	3,020	3,058	-1.2%
Bi-lateral contracts	5,534	3,924	41.0%
CCEE(MCP)	1,498	1,861	-
Total Copel Geração e Transmissão	13,847	14,215	-2.6%
Total	32,576	31,759	-
P.S. Does not include energy available througt MRE (Mechanism for reallocation of energy)
(a) Include the 46 GWh Dealer CFLO consumed in the months of February and March
(b) CCEE(MCP): Electric Pow er Trade Chamber (Short term market)
(c) CCEAR: Contracts for sale of Energy on Regulated Environment

Captive market of Copel Distribuição - The sale of energy to Copel Distribuição's captive market totaled 17,932 GWh in the nine-month periods ended September 2014, up 5.0% when compared with the same period in 2013, mainly due to the increase in average consumption and in the client base in the period.

The residential segment consumed 5,425 GWh between January and September 2014, up 5.7% due to the increase in the number of consumers and in average consumption, as a result of favorable income and job levels and to the above-average temperatures recorded in the period. At the end of September 2014, this segment accounted for 30.3% of Copel’s captive market, totaling 3,415,335 residential customers.

Industries consumed 2.3% more energy in the periods ended September 2014, totaling 5,037 GWh, a result caused by the good performance of Parana State industrial sector, particularly food, timber and oil by-product companies. At the close of the period, the industrial segment represented 28.1% of Copel’s captive market, with a total of 91,366 industrial customers

The commercial class consumed 4,030 GWh between January and September 2014, which represents an increase of 6.9% over the same period last year, mainly impacted by high level temperatures recorded in the period and expansion of the segment. At the end of September 2014, this segment represented 22.5% of Copel’s captive market, with a total of 356,322 customers.

Rural consumers acquired 1,681 GWh of electricity, up 8.0% in the first nine months of the year, an effect of the good performance of the Parana State agribusiness industry. At the end of September 2014, this segment represented 9.4% of Copel’s captive market, with a total of 372,612 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 1,759 GWh, up 4.1% for the period. Taken together, these segments represented 9.8% of Copel’s captive market, totaling 56,289 customers at the end of the period.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in September 2014 was 4,291,953, representing an increase of 3.6% compared to the same month in 2013.

Class	September 2014	September 2013	Variation
Residential	3,415,335	3,285,855	3.9%
Industrial	91,366	92,935	-1.7%
Commercial	356,322	335,319	6.3%
Rural	372,612	372,553	0.0%
Others	56,289	55,489	1.4%
Total Captive	4,291,924	4,142,151	3.6%
Free customers - Copel Geração e Transmissão	29	27	7.4%
Total	4,291,953	4,142,178	3.6%

3            Administration

Number of employees

Employees	September 2014	September 2013
Owned subsidiaries
Copel	336	-
Copel Geração e Transmissão	1,562	1,833
Copel Distribuição	6,107	6,950
Copel Telecomunicações	597	464
Copel Participações	11	-
Copel Renováveis	18	-
	8,631	9,247
Subsidiaries
Compagás	158	148
Elejor	7	8
UEG Araucária	14	10
	179	166

4            Market relations

From January to September 2014, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 100% of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of September 2014, the market value of Copel, considering quotations from all of the markets, was R$ 7,682,804.

Of the 70 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.35% and with a Beta index of 0.78.

In the IEE portfolio (Index for the Energy Sector), Copel participated with 5.88%.

Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 1.08%.

On the BM&FBOVESPA, the ordinary shares closed the period quoted at R$ 23.37 and the preference shares at R$ 33.34, with increases of 4.8% and 9.2%, respectively, compared to December 31, 2013. During the same period the IBOVESPA reported a negative variation of 5.1%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 13.67 with a positive variation of 4.0% compared to December 31, 2013. During the same period the DOW JONES index reported a positive variation of 15.3%.

On the LATIBEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 98% of the floors, closing the second quarter quoted at € 10.89 representing a variation of 14.6% compared to December 31, 2013. During the same period the LATIBEX All Shares reported a negative variation of 5.9%.

The following table summarizes the behavior of Copel's shares in the first nine-month in 2014:

	ON		PNB
Share performance - January to September 2014	Total	Daily average	Total	Daily average
Bovespa
Traded	39,404	212	598,541	3,218
Quantity	16,699,900	89,784	115,134,100	619,001
Volume (R$ thousand)	369,524	1,987	3,695,811	19,870
Presence on ex changes	186	100%	186	100%
Nyse
Quantity	605,889	6,658	106,424,426	566,087
Volume (US$ thousand)	6,362	70	1,488,761	7,919
Presence on ex changes	91	48%	188	100%
Latibex
Quantity	-	-	296,937	1,588
Volume (€ thousand)	-	-	3,075	16
Presence on ex changes	-	-	187	98%

5            Tariffs

Energy Supplies

Average supply tariffs (a) - R$/MWh	September 2014	September 2013	Variation
Residential	327.49	266.52	22.9%
Industrial (b)	263.28	208.32	26.4%
Commercial	300.46	242.70	23.8%
Rural	203.17	162.37	25.1%
Others	233.21	188.94	23.4%
	282.48	227.53	24.2%
(a) Without ICMS
(b) Does not inclued free customers

Purchasing Energy

Tariffs for purchase of energy - R$/MWh	September 2014	September 2013	Variation
Itaipu (a)	143.14	128.21	11.6%
Auction 2007 - 2014	157.86	147.81	6.8%
Auction 2008 - 2015	132.75	124.78	6.4%
Auction 2010 - H30	178.89	168.17	6.4%
Auction 2010 - T15 (b)	189.41	178.06	6.4%
Auction 2011 - H30	183.66	172.65	6.4%
Auction 2011 - T15 (b)	208.85	196.33	6.4%
Auction 2012 - T15 (b)	187.36	176.13	6.4%
Auction CCEAR 2014 - 2019 (c)	459.18	-	-
Auction CCEAR 2014 - 2019 (d)	270.81	-	-
Auction 2014 - 12M	191.41	-	-
Auction 2014 - 18M	165.20	-	-
Auction 2014 - 36M	149.99	-	-
Bilaterais	203.12	176.38	15.2%
ANGRA	150.83	137.55	9.7%
CCGF (e)	32.82	32.42	1.2%
Santo Antonio	113.83	107.01	6.4%
Jirau	100.12	94.12	6.4%
Others Auctions (f)	281.93	169.63	66.2%
Average (g)	186.59	132.61	40.7%
(a) Furnas transport charge not included.
(b) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components:

a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter tw o components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

(c) Availability
(d) Quantity
(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12,783/13.
(f) Products average price.
(g) Takes the amount of 812 average MW related to auction 2006-2013 to calculate June 2013 (R$ 100.63).

Supply of power

Sales do Distributors Average Tariff - R$/MWh	September 2014	September 2013	Variation
Auction - CCEAR 2007-2014	122.61	115.37	6.3%
Auction - CCEAR 2008-2015	130.47	122.79	6.3%
Auction - CCEAR 2009-2016	149.68	140.76	6.3%
Auction - CCEAR 2011-2040	170.01	159.99	6.3%
Auction - CCEAR 2013-2042	182.37	171.81	6.1%
Auction - CCEAR 2014	191.80	-	-
Concession holders in the State of Paraná	193.39	153.51	26.0%

6            Economic Financial Results

Operating Revenues (Note 30)

At September 2014, the net income from sales and services reached R$ 9,456,130, an increase of 40.4% compared to the amount of R$ 6,736,172 registered to September 2013.

This variation was due mainly to the following factors:

a)     26.0% increase in the revenue from electric power supply mainly due to the tariff adjustment in June 2014 and the increase in the market;

b)    119.2% increase in revenue from “electricity sales to distributors” due to variation of the Price for Settlement of Difference (PLD) and income from the sale of energy produced by UEG Araucária;

c)     36.6% increase in the Revenue from Construction. The Company records revenues related to construction services or infrastructure improvement used in the rendering of distribution and electricity transmission services, which total R$ 971,996 in September 2014 and R$ 711,348 million for the same period in 2013. Corresponding expenditures are recognized in the statement of income for the period, such as construction cost, as incurred;

d)    45.4% decrease in “other operating revenues”, mainly caused by the termination of the lease of the Araucária thermal plant with Petrobras.

Operational costs and expenses (Note 31)

At the end of September 2014, total operational costs and expenses amounted to R$ 8,217,482, which represented an increase of 45.0% compared to the R$ 5,666,751 registered in the same period for 2013. The main highlights are as follows:

a)     48.3% increase in the account Electricity acquired for resale especially due to greater amount of electricity acquired at the Electric Power Trading Chamber – CCEE and at CCEAR; offset by the receipt of funds from the CDE to reimburse energy costs the amount of R$ 1,157,617;

b)    increase by 51.1% in electricity network use charges, due mainly to the pass-on of funds from the energy development account in 2013;

c)     5.6% decrease in relation to the same period in 2013 in the Personnel and Management account balance, due to the lower expenses on remuneration and charges due to the reduction in the number of employees in the period;

d)    8.4% increase in the Pension Fund and Welfare Plans mainly due to the effects arising from the actuarial assessment, which was performed by an actuary engaged to perform such calculations;

e)     375.6% increase in Natural Gas and supplies for the gas business resulting from the purchase of gas for UEG Araucária.

Financial Results (Note 32)

Decrease of 41.3% in financial results was mainly due to:

a)     increase by 4.7% in finance income resulting from the higher late payment charges on electricity bills and the higher income from financial investments;

b)    increase by 48.8% in finance costs mainly due to the higher amount of debt charges as a result of the inflow of funds in the period.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 1,821,164 in September 2014, 16.21% greater than that reported for the same period of the previous year, as demonstrated below:

Consolidated	09.30.2014	09.30.2013
Net income for the period	1,064,752	923,222
Deferred IRPJ and CSLL	(244,088)	(130,604)
Provision for IRPJ and CSLL	674,926	567,056
Financial expenses (income), net	(136,891)	(233,221)
Lajir/Ebit	1,358,699	1,126,453
Depreciation and amortization	462,465	440,612
Lajida/Ebitda	1,821,164	1,567,065
Net operational results - ROL	9,456,130	6,736,172
Ebitda% (Ebitda ÷ ROL)	19.3%	23.3%

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Executive Secretary	Lindolfo Zimmer
Members	CARLOS HOMERO GIACOMINI MAURICIO BORGES LEMOS José Richa Filho LUIZ EDUARDO DA VEIGA SEBASTIANI MARCO AURÉLIO ROGERI ARMELIN NATALINO DAS NEVES NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman Members	CARLOS HOMERO GIACOMINI JOSÉ RICHA FILHO LUIZ EDUARDO DA VEIGA SEBASTIANI
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Full Members	NELSON LEAL JUNIOR JOSÉ TAVARES DA SILVA NETO VACANT CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES
Alternate Members	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO VACANT FLAVIO JARCZUN KAC
BOARD OF DIRECTORS
Chief Executive Officer	Lindolfo Zimmer
Chief Corporate Management Officer	MARCOS DOMAKOSKI
Chief Financial and Investor Relations Officer Chief Institutional Relations Officer	ANTONIO SERGIO DE SOUZA GUETTER DENISE CAMPANHOLO BUSETTI SABBAG
Chief Business Development Officer	jonel nazareno iurk
Deputy Director	PAULO CESAR KRAUSS
ACCOUNTANT
Accountant - CRC-PR-041655/O-6	NANCY ATENALIA ALVES

INFORMATION ON THIS REPORT
rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Others Informations	Phone: +55 (41) 3222-2027 / 3331-4359 Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended September 30, 2014, which include the statement of financial position at September 30, 2014 and the related statements of income and comprehensive income for the three-month and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Brazilian Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

Unqualified conclusion on the individual interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Unqualified conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the nine-month period ended September 30, 2014, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Brazilian Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Curitiba, November 12, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original report signed in Portuguese

João Alberto Dias Panceri

Accountant CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 8, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.